As filed with the Securities and Exchange Commission on September 21, 2004

Reg. No. 333-115324

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

AMENDMENT NO. 4

TO
FORM SB-2

REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

XENONICS HOLDINGS, INC.

(Name of Small Business Issuer in its Charter)

Nevada	5063	84-1433854
(State of jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
incorporation or organization)	Classification Code Number)	Identification No.)

2236 Rutherford Road, Suite 123
Carlsbad, California 92008
(760) 438-4004
(Address and telephone number of principal executive offices and principal place of business)

Alan P. Magerman
Chief Executive Officer
Xenonics Holdings, Inc.
2236 Rutherford Road, Suite 123
Carlsbad, California 92008
(760) 438-4004
(Name, address and telephone number of agent for service)

Copy to:

Istvan Benko, Esq.
Troy & Gould Professional Corporation
1801 Century Park East, Suite 1600
Los Angeles, California 90067
(310) 553-4441

Approximate date of proposed sale to the public: From time to time after the date this registration statement becomes effective.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [  ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [  ]

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [  ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [  ]

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

     The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS

XENONICS HOLDINGS, INC.

2,354,340 Shares of Common Stock

     This prospectus relates to the sale of up to 2,185,375 shares of our currently outstanding shares common stock owned by some of our stockholders, and 168,965 shares of our common stock issuable upon the exercise of common stock purchase warrants held by some of our stockholders. For a list of the selling stockholders, please see “Selling Stockholders.” We are not selling any shares of common stock in this offering and therefore will not receive any proceeds from this offering. We will, however, receive the exercise price of the warrants if and when those warrants are exercised by the selling stockholders. None of the warrants has been exercised as of the date of this prospectus. We will pay the expenses of registering these shares.

     There is no established public trading market for our common stock. Until our shares of common stock are quoted on a public trading market, such as the OTC Bulletin Board, the Nasdaq Stock Market, or the American Stock Exchange, the selling stockholders may only offer and sell the shares of common stock by pursuant this prospectus at a fixed price of $5.00 per share. However, commencing on the date that our shares of common stock are listed in any of the foregoing public trading markets, the shares listed in this prospectus may thereafter be offered and sold pursuant to this prospectus at any price, whether at the prevailing market prices or at negotiated prices. The $5.00 fixed offer price represents a premium of 25% above the $4.00 price at which we recently sold our shares in a private placement. However, the $5.00 price may not reflect that value of our shares or the trading price of our shares if a trading market for our shares develops, of which there is no assurance.

     The shares included in this prospectus may be offered and sold directly by the selling stockholders in the open market or in individually negotiated transactions, through agents designated from time to time or thorough underwriters or dealers. Brokers or dealers effecting transactions in these shares should confirm that the shares are registered under applicable state law or that an exemption from registration is available.

     Our principal executive offices are located at 2236 Rutherford Road, Suite 123, Carlsbad, CA 92008, and our telephone number is (760) 438-4004.

     You should understand the risks associated with investing in our common stock. Before making an investment, read the “Risk Factors,” which begin on page 5 of this prospectus.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is September [__], 2004.

PROSPECTUS SUMMARY

     This summary highlights information contained elsewhere in this prospectus; it does not contain all of the information you should consider before investing in our common stock. Read the entire prospectus before making an investment decision.

     Throughout this prospectus, the terms “we,” “us,” “our,” and “our company” refer to Xenonics Holdings, a Nevada corporation formerly known as Digital Home Theater Systems, Inc. (“DHTS”), and, unless the context indicates otherwise, also includes our wholly owned subsidiary, Xenonics, Inc., a Delaware corporation.

     We own the following registered trademarks: NightHunter® and Xenonics®. Each other trademark, trade name or service mark appearing in this report belongs to its respective holder.

Our Company

     We design, manufacture and marketing of high-end, high-intensity portable illumination products. Our core product line consists of lightweight, long-range, ultra-high intensity illumination products used in a wide variety of applications by the military, law enforcement, security, search and rescue and, to a lesser extent, in commercial markets.

     We market our illumination products under the NightHunter brand name. The NightHunter series of products are produced in a variety of configurations to suit specific customer needs. These include compact hand-held systems for foot-borne personnel and stabilized systems for airborne, vehicle and shipboard use. These NightHunter illumination systems are used for reconnaissance, surveillance, search and rescue, physical security, target identification and navigation. The system allows the user to illuminate an area, an object or a target with visible or non-visible light, and to improve visibility through many types of obscurants such as smoke, haze and most types of fog.

     The NightHunter systems utilize a company-designed, patent protected technology platform that delivers tightly focused, ultra-high intensity beams of visible or infrared light, as well as ultraviolet light that can see objects over a mile away. Both our handheld and fixed-mounted systems are designed to withstand the rigors of rugged use in foul weather and hostile environments. The state-of-the-art illumination technology, innovative product design and proven capabilities in the harshest of conditions allow us to offer the marketplace a truly differentiated product line.

     Our operating subsidiary, Xenonics, Inc., was incorporated in 1996 and spent its first five years completing the development of the NightHunter product, conducting extensive field trials, filing patent claims on advances to its core technologies, and implementing the processes, policies and procedures necessary for commercial operations. Although we made occasional sales of our NightHunter products in 1998 as part of its field-testing process, we made the transition from development stage to commercial production in the fourth quarter of 2000. Because we were primarily engaged in the development of our products, we have thus far experienced losses in each year since inception.

Recent Results

     Revenues for the nine months ended June 30, 2004 totaled $10,984,000 with net income of $2,204,000, or $0.16 and $0.14 per share on a basic and diluted basis, respectively. At June 30, 2004, we had undelivered purchase orders for over $773,000, and all contracts are expected to be delivered prior to the September 30, 2004 fiscal year end. Revenues for the nine-month transition period ended September 30, 2003 were $1,580,000 with a net loss of $1,963,000, or a net loss of $0.15 per share. However, we experienced significant charges of approximately $646,000 for the issuance of common stock to employees and directors and for reissued stock options and warrants related to our reorganization in July 2003.

Corporate Structure

     On July 23, 2003, Digital Home Theater Systems, Inc. acquired in a reorganization all of the issued and outstanding shares of Xenonics, Inc.’s common stock in exchange for 8,750,000 shares of our common stock. In addition, we exchanged all of the then-outstanding options to purchase stock in Xenonics, Inc. for options to purchase our stock (at the same price then in effect, but with different terms), and exchanged 95% of the warrants to purchase stock in Xenonics, Inc. (one warrant to purchase 135,000 shares of Xenonics, Inc. common stock remains outstanding), for warrants to purchase our stock (with modified terms and a higher exercise price). Between 1999 and the time of this transaction, Digital Home Theater Systems engaged in no business activity or operations. The sole officer and director of the company formerly known as Digital Home Theater Systems, Inc. resigned and was replaced by the officers and directors of Xenonics, Inc. In order to more properly reflect the activity and operations of our business, we changed our name from Digital Home Theater Systems, Inc. to Xenonics Holdings, Inc.

     Our principal operations and executive offices are located at 2236 Rutherford Road, Suite 123, Carlsbad, California 92008 and our telephone number is (760) 438-4004. We also maintain a web site at www.xenonics.com. The information on our web site is not, and you must not consider such information to be, a part of this prospectus.

The Offering

Common stock offered by the selling stockholders	2,354,340 shares, consisting of 2,185,375 outstanding shares owned by the selling stockholders, 168,965 shares issuable to certain selling stockholders upon exercise of outstanding warrants.

Common stock currently outstanding	14,166,878 shares (1)

Common stock to be outstanding after the offering, assuming no exercise of the warrants	14,166,878 shares (1)

Common stock to be outstanding after the offering, assuming the exercise of the 168,965 warrants	14,335,843 shares (1)

Risk Factors	An investment in our common stock involves significant risks. See “Risk Factors” beginning on page 5

(1) In addition to these outstanding shares of common stock, as of July 31, 2004, there were outstanding options to purchase 1,190,000 shares of our common stock (with exercise prices ranging from $0.25 per share to $6.00 per share), and warrants to purchase 2,522,465 shares of our common stock (with exercise prices ranging from $0.60 per share to $8.00 per share).

RISK FACTORS

     An investment in our common stock involves a high degree of risk. You should carefully consider the risks described below and the other information contained in this prospectus and in the documents incorporated by reference before deciding to invest in our company. If any of the following risks actually occur, our business, financial condition or operating results and the trading price or value of our securities could be materially adversely affected.

RISKS RELATED TO OUR COMPANY

We have a limited operating history, which makes it difficult for investors to evaluate our future prospects.

     While we have been developing high illumination products since 1997, we have only been engaged in selling our products for the past three years and have only generated material sales since March 2003. As a result, we have a very limited operating history for investors to consider in evaluating an investment in our common stock.

Fluctuations in our quarterly and annual operating results make it difficult to assure future profitability.

     We have experienced losses in each year since our formation. Xenonic’s Inc.’s net losses totaled $832,000 in 1999, $1,043,000 in 2000, $1,593,000 in 2001, $1,196,000 in 2002 and $1,963,000 for the period ended September 30, 2003, a nine-month transition period due to a change in fiscal year end from December 31 to September 30. Prior to 2001, we were primarily engaged in research and development activities, field trials, prototype manufacturing, and the establishment of an initial sales and marketing organization. After 2001, we generated sales of our products, but such sales, through September 30, 2003, were not been sufficient to generate operating income. During the past year, we received significant purchase orders from the U.S. Army which have significantly increased our sales compared to the past three years. While these U.S. Army orders have increased our revenues and resulted in net income of $2,204,000 during the past nine months, no assurance can be given that we will continue to generate sales at these increased levels or that any additional sales that may be generated will result in the ongoing profitability or viability of this company.

The loss of any one of our major customers would have an adverse effect on our revenue.

     We are dependent on a few large customers. In the nine-month period ended September 30, 2003, sales to the U.S. Army represented 71% of our total sales, and sales to our two largest customers accounted for an aggregate of 84% of our total sales. For the first nine months of the current fiscal year ending September 30, 2004, sales to the U.S. Army increased to 75% of our total sales. Accordingly, the loss of the U.S. Army as a customer could have a material adverse impact on the results of our operations and on our financial condition. As of June 30, 2004, we have unfilled orders from the U.S. Army for $767,000 of our NightHunter illumination products. Other than these outstanding purchase orders, we do not have any long-term purchase commitments from either the U.S. Army or any other customer. No assurance can be given that our existing customers will continue to purchase our products.

     Most of our NightHunter illumination products that we have recently sold and shipped have been shipped to U.S. Army forces operating in, or related to, the currently on-going military operations in Afghanistan and Iraq. These shipments have contributed to the recent significant increase in our sales. While we believe that we would have received orders from the U.S. Army even without the recent military activity in Afghanistan and Iraq, the events in Afghanistan and Iraq have affected the amount of our recent sales and the timing of the delivery of the products ordered by the military. The withdrawal of U.S. forces from these regions, or any other reduction in the military’s need for our illumination products, may in the future reduce the demand for our products by such military forces.

The loss of our existing contracts with U.S. government agencies would adversely affect our revenue.

     To date, substantially all of our sales have been derived from sales to military and security organizations, such as the U.S. military, the U.S. Border Patrol, and various other governmental law enforcement agencies. While we believe that we will continue to be successful in marketing our products to these entities, there are certain considerations and limitations inherent in sales to governmental or municipal entities such as budgetary constraints, timing of procurement, political considerations, and listing requirements that are beyond our control and could affect our future sales. There is no assurance that we will be able to achieve our targeted sales objectives to these governmental and municipal entities or that we will continue to generate any material sales to these entities in the future.

We do not plan to pay any cash dividends on our common stock.

     We do not plan to pay any cash dividends on our common stock in the foreseeable future. Any decision to pay dividends is within the discretion of the board of directors and will depend upon our profitability at the time, cash available and other factors. Therefore, no assurance can be given that there will ever be any such cash dividends or distributions in the future.

Because we compete against many larger, more established competitors, potential customers may prefer our competitors’ technology and products.

     The ultra-high intensity lighting industry, in which we operate, is characterized by mature products and established industry participants. We compete with other providers of specialized lights in the United States and abroad, which have created or are developing technologies and products similar to the products we are selling to many of the same purchasers in our targeted markets. Although we believe that our competitors do not offer products as advanced as ours, competition from these companies is intense. Because we are currently a small company with a limited marketing budget, our ability to compete effectively will depend on the benefits of our technology and on our patents. There can be no assurance that potential customers will select our technology over that of a competitor, or that a competitor will not market a competing technology with operating characteristics similar to those owned by us.

     Many of the companies that currently compete in the portable, high intensity illumination products market, or that may in the future compete with us in that market, have substantially greater capital resources, research and development staffs, facilities, field trial experience, and experience in the marketing and distribution of products than we do. Our products could be rendered obsolete or uneconomical by the introduction and market acceptance of competing products, technological advances by current or potential competitors, or other approaches. If such a development were to occur, we might be required to reduce our prices in order to remain competitive and these lower prices could affect our profitability. We will be competing on the basis of a number of factors in areas in which we have limited experience, including marketing to the military and governmental agencies, and customer service and support. There can be no assurance that we will be able to compete successfully against current or future competitors.

Because we have limited marketing and sales experience in the illumination products marketplace, we may be unable to compete successfully against other companies that have a history and track record in the high-intensity lighting marketplace.

     We have a small marketing and sales division and relatively limited experience in marketing, sales and distribution of illumination products. We currently only have one person engaged on a full-time basis in marketing and sales, and that employee specializes in marketing to government and military clients. Although our other officers have experience in the operations and management of various businesses and have experience in the high intensity lighting field, they have limited experience in the management of a company engaged in the high volume sale of high-intensity lighting. In addition, while we have had success in marketing to certain branches of the U.S. military and to certain other U.S. governmental agencies; we have not been successful in generally marketing our products to a wider market. There can be no assurance that our limited marketing and sales capabilities will be enable us to compete successfully against competitors that have a history and track record in the high-intensity lighting marketplace. If we do not establish or maintain an effective marketing and sales organization, our business will be adversely affected.

The loss of any of our key personnel could adversely affect our business.

     We depend on the efforts of our senior management and key employees, particularly Alan P. Magerman, our Chief Executive Officer, Jeffery P. Kennedy, our Chief Operating Officer and President, and Stephen Maddox, our Vice President of Business Development. The loss of the services of one or more of these individuals could delay or prevent us from achieving our objectives.

The interests of our current stockholders will be diluted if we seek additional equity financing in the future, and any debt financing that we seek in the future will expose us to the risk of default and insolvency.

     While we currently have sufficient funds to continue our current operations, we may seek additional equity or debt financing in the future. Any equity financing may involve substantial dilution of the interests of the current stockholders. Any debt financing would subject us to the risks associated with leverage, including the possible risk of default and insolvency.

We are subject to government regulation which may require us to obtain additional licenses and could limit our ability to sell our products outside the United States.

     The sale of certain of our products outside the United States is subject to compliance with the United States Export Administration Regulations. Compliance with government regulations may also subject us to additional fees and costs. The absence of comparable restrictions on competitors in other countries may adversely affect our competitive position. The need to obtain licenses could limit or impede our ability to ship to certain foreign markets. Although we currently hold the requisite export licenses required under current requirements, future laws and regulations cannot be anticipated that could impact our ability to generate revenues from the sale of our products outside the United States, which could have a material adverse effect on our business, financial condition and results of operations.

We may experience production delays if suppliers fail to deliver materials to us, which could reduce our revenue.

     The manufacturing process for our products consists primarily of the assembly of purchased components. Although we can obtain materials and purchase components from different suppliers, we rely on certain suppliers for our components. If a supplier should cease to deliver such components, this could result in added cost and manufacturing delays and have an adverse effect on our business.

Our operations involve evolving products and technological change, which could make our products obsolete.

     Ultra-high intensity portable illumination products are continuously evolving and subject to technological change. Our ability to maintain a competitive advantage and build our business requires us to consistently invest in research and development. Many of the companies that currently compete in the portable illumination market, or that may in the future compete with us in our market, may have greater capital resources, research and development staffs, facilities and field trial experience than we do. Our products could be rendered obsolete by the introduction and market acceptance of competing products, technological advances by current or potential competitors, or other approaches.

RISKS RELATED TO OUR PRODUCTS

We may not have adequate protection of our intellectual property, which could result in a reduction in our revenue if our competitors are able to use our intellectual property or if we lose our rights to the Nighthunter II patent application.

     We own the rights to four patents (or allowed patent applications) and four patent pending applications relating to the design and configuration of our xenon illumination technology. There can be no assurance however that our patents will provide competitive advantages for our products or that our patents will not be successfully challenged or circumvented by our competitors. Most of our patents and patent applications are design patents, which protect the design and appearance of our products and not any technological or mechanical component of the products. Design patents typically provide less protection than utility patents that protect the technology of a product. Also, no assurance can be given that our pending patent applications will ultimately be issued or provide patent protection for improvements to our base technology. Under current law, the right to a patent in the United Sates is attributable to the first to invent, not the first to file a patent application. While be we believe that our patent rights are valid, we cannot be sure that our products or technologies do not infringe on other patents or intellectual property or proprietary rights of third parties. In the event that any relevant claims of third-party patents are upheld as valid and enforceable, we could be prevented from selling our products or could be required to obtain licenses from the owners of such patents or to redesign our products to avoid infringement. In addition, many of the processes of our products that we deem significant are not protected by patents or pending patent applications.

     We regard portions of the designs and technologies incorporated into our products as proprietary and we attempt to protect them with a combination of patent, trademark and trade secret laws, employee and third-party nondisclosure agreements and similar means. Despite these precautions, it may be possible for unauthorized third parties to copy certain portions of our products or to otherwise obtain and use to our detriment information that we regard as proprietary. There can be no assurance that the agreements we have entered into with employees or third parties to maintain the confidentiality of our confidential or proprietary information will effectively prevent disclosure of our confidential information or provide meaningful protection for our proprietary information or that our confidential or proprietary information will not be independently used by our competitors.

     In addition, in a lawsuit we brought against a former director and consultant, the defendant has asked the court to rescind the assignment of the NightHunter II patent application that he assigned to us in November 2003 and to declare that he is the sole owner of that NightHunter II patent application. The defendant’s cross-complaint does not address or affect our four patents (or allowed patent applications)

or our other three pending patent applications relating to the design and configuration of our xenon illumination technology. We believe the defendant’s claims are without merit. See, “Business – Legal Proceedings.” However, if the defendant prevails in his claims, we will have to re-engineer our Nighthunter II product to avoid any conflict with that patent application, and until we re-engineer our Nighthunter II product, we may have to stop producing and selling our Nighthunter II product. In such event, a cessation of sales of the Nighthunter II product would materially and adversely affect our revenues, profits, business and financial condition.

Because we only have a single line of products, any delay in our ability to market, sell or ship these existing products would adversely affect our revenue.

     To date, all of our revenues have been generated from the sales of our three NightHunter illumination system products (the NightHunter, NightHunterII and NightHunterEXT) and related accessories. During the September 30, 2003 fiscal year, sales of NightHunterII illumination systems and related accessories represented 76% of our total sales, and we expect the NightHunterII to continue to generate most of our revenues in the current fiscal year. Other than the three NightHunter models, we currently do not have any other products that we market. While we are currently developing other illumination products, we will be dependent upon our NightHunter line of products until such time, if ever, that we develop or acquire other products. The profitability and viability of our company is dependent upon our continued ability to sell, manufacture and ship our three illumination models, particularly the NightHunterII illumination system, and any delay or interruption in our ability to market, sell, or ship our NightHunter illumination systems and related accessories will have a material adverse affect on our business and financial condition.

     Further, our future growth and profitability will depend on our ability to both successfully commercialize NightHunter and to develop and commercially release other products. Although we have recently received significant orders for our NightHunter products, our ability to increase such sales and to develop other related products is uncertain. While our goal is to develop and commercialize a line of ultra-high intensity illumination systems, our research and development programs with respect to other potential products are at an early stage, and it is uncertain whether we will be able to develop any other commercially viable products. If we are unable to develop and release other products, the future of this company will depend on the commercial success of our existing three NightHunter products.

Because we depend on a single manufacturer to make our NightHunterII products, any failure by the manufacturer to honor its obligations to us will impair our ability to deliver our products to customers.

     In January 2003, we entered into a three-year manufacturing agreement with PerkinElmer, a global provider of products and services to, among others, the optoelectronics industries, for the manufacture of NightHunterII products. Under this agreement, PerkinElmer is the sole and exclusive manufacturer of the NightHunterII products, and we are not permitted to engage any other manufacturer. In addition PerkinElmer is responsible for testing, packaging, maintaining product inventories, and shipping the NightHunterII products directly to our customers. Accordingly, we are dependent upon PerkinElmer for the manufacture and delivery of our principal product, the NightHunterII. To date, as a small company with limited resources, our arrangement with PerkinElmer has provided us with the manufacturing, packaging and shipping expertise normally only available to larger firms. However, should PerkinElmer for any reason in the future be unable or unwilling to fully live up to its obligations under our manufacturing agreement, we would lose the ability to manufacture and deliver our principal product until PerkinElmer recommences manufacturing, or until we obtain an alternate manufacturer. While we believe that we could replace PerkinElmer in such an event, any such event would adversely affect our operations and financial results during the period in which we transitioned to another manufacturer.

RISKS RELATED TO OUR COMMON STOCK

Because a liquid public trading market for our common stock may not develop, stockholders may have difficulty selling their securities.

     There has been no long-term established public trading market for our common stock, and there can be no assurance that a regular and established market will be developed and maintained for our securities. There can also be no assurance as to the depth or liquidity of any market for the common stock or the prices at which holders may be able to sell the shares. Our common stock currently is traded only on the Pink Sheets electronic trading system. Companies that have their shares listed on the Pink Sheets system normally are not followed by market analysts, and many institutional investors are prohibited from, or do not invest in such companies. As a result, trading on the Pink Sheets electronic trading system is characterized by a lack of liquidity, sporadic trading, larger spreads between bid and ask quotations, and other conditions that may affect an investor’s ability to re-sell our shares. We have applied to have our common stock listed on the American Stock Exchange LLC. We may not satisfy the quantitative of qualitative listing criteria of the American Stock Exchange, and we have not yet been accepted by the American Stock Exchange. In the event we are not accepted by the American Stock Exchange, we will attempt to have our stock listed on the OTC Bulletin Board or the Nasdaq Stock Market. No assurance can be given that our common stock will be accepted for listing by the American Stock Exchange or on either the OTC Bulletin Board or the Nasdaq Stock Market. Furthermore, even if out stock is accepted by either of these markets, changing from the Pink Sheets to the American Stock Exchange, the OTC Bulletin Board of the Nasdaq Stock Market may not significantly improve the trading activity in our stock.

Our stock is thinly traded, so you may be unable to sell at or near ask prices or at all if you need to sell your shares to raise money or otherwise desire to liquidate your shares.

     Our common shares are thinly-traded on the Pink Sheet electronic trading system, meaning that the number of persons interested in purchasing our common shares at or near ask prices at any given time may be relatively small or non-existent. This situation is attributable to a number of factors, including the fact that we are a small company that is relatively unknown to stock analysts, stock brokers, institutional investors and others in the investment community that generate or influence sales volume, and that even if we came to the attention of such persons, they tend to be risk-averse and would be reluctant to follow an unproven, early stage company such as ours or purchase or recommend the purchase of our shares until such time as we became more seasoned and viable. As a consequence, there may be periods of several days or more when trading activity in our shares is minimal or non-existent, as compared to a seasoned issuer which has a large and steady volume of trading activity that will generally support continuous sales without an adverse effect on share price. Due to these conditions, we can give you no assurance that you will be able to sell your shares at or near ask prices or at all if you need money or otherwise desire to liquidate your shares.

If securities or industry analysts do not publish research reports about our business, our stock price and trading volume could decline.

     Small, relatively unknown companies can achieve visibility in the trading market through research and reports that industry or securities analysts publish. However, to our knowledge, no analysts either cover our company or the segment of the industry in which we operate. The lack of published reports by independent securities analysts could limit the interest in our stock and negatively affect our stock price. We do not have any control over research and reports these analysts publish or whether they will be published at all. If any analyst who does cover us downgrades our stock, our stock price would likely decline. If any analyst ceases coverage of our company or fails to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline.

You may have difficulty selling our shares because they are deemed “Penny Stocks”.

     Since our common stock is not listed on the Nasdaq Stock Market, if the trading price of our common stock falls below $5.00 per share, trading in our common stock will be subject to the requirements of certain rules promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which require additional disclosure by broker-dealers in connection with any trades involving a stock defined as a penny stock (generally, any non-Nasdaq equity security that has a market price of less than $5.00 per share, subject to certain exceptions). Such rules require the delivery, prior to any penny stock transaction, of a disclosure schedule explaining the penny stock market and the risks associated therewith and impose various sales practice requirements on broker-dealers who sell penny stocks to persons other than established customers and accredited investors (generally defined as an investor with a net worth in excess of $1,000,000 or annual income exceeding $200,000 individually or $300,000 together with a spouse). For these types of transactions, the broker-dealer must make a special suitability determination for the purchaser and have received the purchaser’s written consent to the transaction prior to the sale. The broker-dealer also must disclose the commissions payable to the broker-dealer, current bid and offer quotations for the penny stock and, if the broker-dealer is the sole market-maker, the broker-dealer must disclose this fact and the broker-dealer’s presumed control over the market. Such information must be provided to the customer orally or in writing before or with the written confirmation of trade sent to the customer. Monthly statements must be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks. The additional burdens imposed upon broker-dealers by such requirements could discourage broker-dealers from effecting transactions in our common stock, which could severely limit the market liquidity of the common stock and the ability of holders of the common stock to sell their shares.

Anti-takeover provisions in our Articles of Incorporation could adversely affect the value of our stock.

     Our Articles of Incorporation contains certain provisions that could impede a non-negotiated change in control. In particular, without stockholder approval we can issue up to 5,000,000 shares of preferred stock with rights and preferences determined by the board of directors. These provisions could make a hostile takeover or other non-negotiated change in control difficult, which takeover/change of control could be at a premium to the then current stock price.

The future issuance of additional common and preferred stock could dilute existing stockholders.

     We are authorized to issue up to 20,000,000 shares of common stock. To the extent of such authorization, our board of directors has the ability, without seeking stockholder approval, to issue additional shares of common stock in the future for such consideration as the board of directors may consider sufficient. The issuance of additional common stock in the future will reduce the proportionate ownership and voting power of the common stock offered hereby. We are also authorized to issue up to 5,000,000 shares of preferred stock, the rights and preferences of which may be designated in series by the board of directors. Such designation of new series of preferred stock may be made without stockholder approval, and could create additional securities which would have dividend and liquidation preferences over the common stock offered hereby. Preferred stockholders could adversely affect the rights of holders of common stock by:

•	exercising voting, redemption and conversion rights to the detriment of the holders of common stock;

•	receiving preferences over the holders of common stock regarding or surplus funds in the event of our dissolution or liquidation;

•	delaying, deferring or preventing a change in control of our company; and

•	discouraging bids for our common stock.

There has been, and may continue to be significant volatility in our stock price.

     Since the closing of our acquisition of Xenonics, Inc., the closing price of our shares of common stock on the Pink Sheets electronic trading system has fluctuated from $2.00 per share to $7.75 per share. The future market price of our common stock may be affected by many factors and may continue to be subject to significant fluctuations in response to variations in our operating results and other factors such as investor perceptions, supply and demand, interest rates, general economic conditions and those specific to the industry, developments with regard to our activities, future financial condition and management.

Substantial share overhang could adversely affect on our stock price.

     As of June 30, 2004, we had outstanding 14,166,878 shares of common stock, of which approximately 13,628,978 shares were “restricted securities” (as that term is defined under Rule 144 promulgated under the Securities Act of 1933, as amended). Other than the shares registered for resale by this prospectus, only approximately 526,400 shares are currently freely tradable shares. Because there are so few freely tradable shares, the sudden release of trading shares onto the market, or the perception that such shares will come onto the market, could have an adverse affect on the trading price of the stock. The restricted shares are eligible for public resale under Rule 144 at various times. In addition to the shares that can freely be sold under this prospectus, as many as 10,817,877 additional shares of restricted stock are eligible for resale under Rule 144. No prediction can be made if or when such shares will be offered for sale over the public market, or what the effect that the sales of shares of common stock, or the availability of such shares for sale, will have on the market prices prevailing from time to time. The possibility that substantial amounts of common stock may be sold in the public market may adversely affect prevailing market prices for our common stock.

The exercise of outstanding stock purchase options and warrants would dilute the ownership interests of our stockholders.

     There are currently outstanding common share purchase options and warrants entitling the holders to purchase 3,742,465 shares, including a number granted to directors, officers, employees and consultants that are subject to vesting conditions. These options and warrants have exercise prices ranging from $0.25 per share to $8.00 per share. It is likely that a number of the holders of these options and warrants will exercise and sell common stock when the stock price exceeds their exercise price and lead to the dilution of ownership of the common stockholders.

FORWARD-LOOKING STATEMENTS

     This document contains forward-looking statements, which reflect the views of our management with respect to future events and financial performance. These forward-looking statements are subject to a number of uncertainties and other factors that could cause actual results to differ materially from such statements. Forward-looking statements are identified by words such as “anticipates,” “believes,” “estimates,” “expects,” “plans,” “projects,” “targets” and similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which are based on the information available to management at this time and which speak only as of this date. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. For a discussion of some of the factors that may cause actual results to differ materially from those suggested by the forward-looking statements, please read carefully the information under “Risk Factors” beginning on page 5.

     The identification in this document of factors that may affect future performance and the accuracy of forward-looking statements is meant to be illustrative and by no means exhaustive. All forward-looking statements should be evaluated with the understanding of their inherent uncertainty. You may rely only on the information contained in this prospectus.

     We have not authorized anyone to provide information different from that contained in this prospectus. Neither the delivery of this prospectus nor the sale of common stock means that information contained in this prospectus is correct after the date of this prospectus. This prospectus is not an offer to sell or solicitation of an offer to buy these securities in any circumstances under which the offer or solicitation is unlawful.

USE OF PROCEEDS

     We will not receive any proceeds from the sale of the common stock by the selling stockholders pursuant to this prospectus. However, we will receive the exercise price of from certain of the selling stockholders upon exercise of their warrants. We expect to use the proceeds received from the exercise of warrants, if any, for general working capital purposes. We will pay the expenses of registration of these shares, including legal and accounting fees.

MARKET PRICE OF COMMON STOCK

AND OTHER SHAREHOLDER MATTERS

Market Information

     There is no established public trading market for our common stock. Until our shares of common stock are quoted on a public trading market, such as the OTC Bulletin Board, the Nasdaq Stock Market, or the American Stock Exchange, the selling stockholders may only offer and sell the shares of common stock pursuant to this prospectus at a fixed price of $5.00 per share. However, commencing on the date that our shares of common stock are listed in either of the foregoing public trading markets, the shares listed in this prospectus may thereafter be offered and sold pursuant to this prospectus at any price, whether at the prevailing market prices or at negotiated prices. If our shares are ever listed on a public trading market, we will thereafter not control or determine the price at which the shares are sold. We have applied to have our common stock listed on the American Stock Exchange LLC. No assurance can be given that our common stock will be accepted for listing by the American Stock Exchange. See, “Risk Factors — Risks Related To Our Common Stock.

     Our common stock is currently quoted, and sporadically traded, in the over-the-counter market and is quoted under the symbol “XNNC” in the Pink Sheets, a quotation service operated by Pink Sheets LLC that collects and publishes market maker quotes for over-the-counter securities. On August 12, 2004, the average of the closing bid and asked prices of our common stock was $3.725 per share.

     As of August 1, 2004, 526,400 of our outstanding shares were unrestricted and could be freely resold. In addition, as of August 1, 2004, assuming that certain other conditions are met, 10,817,877 currently outstanding shares of our common stock are eligible for public resale under Rule 144 promulgated under the Securities Act. See, “Description of Securities,” below.

Holders

     As of July 31, 2004, there were approximately 163 holders of record of our common stock.

Dividends

     We have not paid any dividends on our common stock to date and do not anticipate that we will be paying dividends in the foreseeable future. Any payment of cash dividends on our common stock in the future will be dependent upon the amount of funds legally available, earnings, financial condition, capital requirements and other factors that the Board of Directors may think are relevant. We intend for the foreseeable future to follow a policy of retaining all of our earnings, if any, to finance the development and expansion of our business and, therefore, do not expect to pay any dividends on our common stock in the foreseeable future.

MANAGEMENT’S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

Overview

     Xenonics, Inc. was founded in 1996 to design, manufacture and market technologically-advanced, high-intensity portable illumination products. The company holds several patents for its technology platform, which applies high efficiency dimmable electronic ballast circuitry and precision optics to xenon light to produce an illumination device that delivers improved performance over current technologies. Existing customers include all branches of the United States military, including such elite forces as the U.S. Navy SEALs, USMC FAST and the U.S. Army Rangers. Other customers include the U.S. Border Patrol, the U.S. Secret Service, the U.S. Coast Guard, and the California Highway Patrol.

     We market our illumination products under the NightHunter brand name. The NightHunter series of products is produced in a variety of configurations to suit specific customer needs. These include compact hand-held systems for foot-borne personnel and stabilized systems for airborne, vehicle and shipboard use. These NightHunter illumination systems are used for reconnaissance, surveillance, search and rescue, physical security, target identification and navigation. The system allows the user to illuminate an area, an object or a target with visible or non-visible light, and to improve visibility through many types of obscurants such as smoke, haze and most types of fog.

     In July 2003, Digital Home Theater Systems, Inc. acquired 100% of the outstanding capital stock of Xenonics, Inc. for 8,750,000 shares of common stock. Upon the closing of this transaction, Digital Home Theater Systems, Inc. changed its name to Xenonics Holdings, Inc. The transaction was accounted for as a reorganization of Xenonics, Inc. with issuance of stock for cash. For accounting purposes, Xenonics, Inc. is treated as the acquirer and, as such, its historical financial statements will continue and are included in this prospectus.

     In 2003, we changed our fiscal year from a fiscal year ending December 31 to a fiscal year ending September 30. Accordingly, our financial statements at September 30, 2003 include the results of its operations and cash flows for the nine-months then ended, while our financial statements at December 31, 2002 include its operations and cash flows for the year then ended.

     Our consolidated financial statements have been prepared on a continuing operations basis which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business. We are largely dependent upon government orders for our revenues.

How We Generate Revenue

     We generate most of our revenue from the sale of our products to customers. To date, most of our sales have been to the United States military. The strategy for generating revenue in this market segment is two-fold. We communicate to those in the field the existence and application of our products. Once the application and need are substantiated, we help determine how the specific military unit might find funding for the purchase of the products. As this marketing process is unfolding at one level, we also communicate the existence and application of the products to the appropriate offices of the various military branches located in Washington, DC and to the offices of those members of Congress involved in appropriating funds for specific needs in the defense budget. Our contacts with the foregoing offices in Washington DC are initiated either by our officers and directors or on our behalf by lobbyists. It is also possible for a military unit to spend discretionary funds to purchase our products. We have generated military sales from both line item budgets and discretionary spending from specific units.

     We also generate sales from the United States Border Patrol, which recently became realigned under the Department of Homeland Security. In the past, our products were sold directly to specific border patrol locations. We expect that with the new organizational structure, the marketing effort will be similar to that used with the military.

     Small orders are also sold to numerous other customers including international customers, law enforcement and resellers.

Trends in Our Business

     The current fiscal year marks our first year in which revenue levels have been able to sustain profits. We hope to continue to improve on current revenue levels, but we understand that in order to accomplish continued improvement we must improve our current products, introduce new products and expand our customer base. In addition to improving current products through improved technology and processes, we continually look to lower costs wherever possible to improve our operating margin. We are in the process of determining the new products, opportunities and distribution channels that will best help us to reach our goal of an expanded customer base.

     Our current opportunity is to continue educating the military regarding the uses of our products and thereby increase sales. We will also attempt to capitalize on duplicating this sales process with the United States Department of Homeland Security. Our current challenge is to supplement government sales with commercial sales of both our current products and new products. Risks include new competitors entering the market, decreases in government budgets (particularly the defense budget) and our inability to penetrate other markets.

Critical Accounting Policies

     The preparation of financial statements and related disclosures in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the period reported. The following accounting policies involve a “critical accounting estimate” because they are particularly dependent on estimates and assumptions made by management about matters that are highly uncertain at the time the accounting estimates are made. In addition, while we have used our best estimates based on facts and circumstances available to us at the time, different estimates reasonably could have been used in the current period, and changes in the accounting estimates we used are reasonably likely to occur from period to period which may have a material impact on the presentation of our financial condition and results of operations. We review these estimates and assumptions periodically and reflect the effects of revisions in the period that they are determined to be necessary and reviewed by the audit committee.

     Accounts Receivable - We recognize revenue upon shipment in accordance with Staff Accounting Bulletin (SAB) No. 101. Our history indicates that we will collect all of our accounts receivable, 83% of which on June 30, 2004 were due from the U.S. government. Accordingly, we have not established any reserve for doubtful accounts. Since we bear certain risks of loss due to this high concentration, as well as the impact of the political, budget and regulatory environment, failure to collect all accounts receivable will affect our balance sheet and results of operations.

     Tax Valuation Allowance - A tax valuation allowance is established, as needed, to reduce net deferred tax assets to the amount for which recovery is probable. We have established a full valuation allowance against our U.S. net deferred tax assets because our history of losses. In the event it becomes more likely than not that some or all of the deferred tax assets will be realized, we will adjust our valuation allowance. Depending on the amount and timing of taxable income we ultimately generate in the future, as well as other factors, we could recognize no benefit from our deferred tax assets, in accordance with our current estimate, or we could recognize a portion of or their full value.

     Inventory Valuation – We regularly assess the valuation of inventories and reserves for those inventories that are obsolete. We established an inventory reserve of $50,000 as of both June 30, 2004 and September 30, 2003, and a reserve of $25,000 as of December 31, 2002. A physical inventory is completed on a monthly basis, and adjustments are made quarterly based on such inspections. If it is determined that our estimates of the valuation of inventories is incorrect, we may need to establish additional reserves, which would negatively affect any future earnings.

Results of Operations

Nine-months ended June 30, 2004 compared to nine-months ended June 30, 2003

     The nine-month period ended June 30, 2004 is the first in our history where revenue levels have been large enough to generate profits. It is difficult to determine future trends with a short history of positive results. We believe that the current world-wide political climate has increased the demand for our products, but we also realize that we must broaden both our customer base and product offering and cannot depend primarily on military sales.

     Revenues: We operate in one industry segment, the security lighting systems industry, and all of our revenues are derived from sales to various customers in that segment. Revenues for the first nine-month period ended June 30, 2004 increased by $9,931,000 over the revenues for the comparable nine-

month period in 2003. The increase in revenue was the result of the increased size and number of purchase orders received by us during the prior year. In March of 2003, we received an order of $2,980,000 from the United States military. However, since we only recognize revenues when we ship the ordered products, this contract did not generate significant revenues in the nine-month period ended June 30, 2003. The March 2003 order did, however, contribute $1,802,000 of revenue in the nine-month period ended June 30, 2004 as the balance of that order was shipped during the current period. Other U.S. Army orders received since March 31, 2003 contributed an additional $3,800,000 of revenue during the current period. In the current nine-month period, orders filled from government contractors totaled $1,200,000 compared to $200,000 during the prior year’s nine-month period. The balance of this period’s sales (approximately $200,000) was generated from international customers and other U.S. military branches (other than the U.S. Army) and other governmental entities. In the nine months ended June 30, 2003, sales from other U.S. military branches (other than the U.S. Army) and other governmental entities constituted a majority of that period’s revenues and totaled $600,000. Orders received during the nine-month period ended June 30, 2004 but not yet filled will generate future revenues during the balance of the current fiscal year. During the nine-month period ended June 30, 2004, sales to the U.S. military represented 94% of our revenues, sales to the U.S. Border Patrol represented 5% of our sales, and international sales constituted the balance of our revenues. For the nine-month period ended June 30, 2003, sales to the U.S. military and U.S. Border patrol represented 48% and 43% of our revenues, respectively, while international sales and other miscellaneous U.S. sales represented 6% and 3%, respectively.

     The major source of revenues currently is the United States military. We have improved our ability to target customers, communicate the application of our products and develop a need for our products. This has created increased demand, and we have seen military units with available discretionary funds place orders for our products. The last key component of increased revenue from the military is to assist in generating available funds into the defense budget specifically for our products. In order to increase revenue from the military segment, we must create demand from those in field as well as provide assistance to create available funding.

     We recognize that defense spending levels may impact our revenue. Accordingly, we are is reviewing possible alternative revenue sources by expanding our customer base and product offering.

     Cost of Goods and Gross Profit: Cost of goods consist of our cost of manufacturing our NightHunter products and the price that we pay to PerkinElmer for NightHunterII products that PerkinElmer manufactures for us under our manufacturing agreement. The gross profit percentage on revenue increased to 42% in the first nine months of fiscal year 2004 compared to 19% for the same period in the prior year. This improvement is due to efficiencies and lower cost as quantity of work increased and our ability to cover fixed costs improved. Our head count did not materially change from the prior year’s nine-month period to the current year’s nine-month period ended June 30, 2004. As a result, as revenue increased, our gross profit percentage was positively impacted. Additionally, as volumes increased in the current period, we were able to work with our vendors to improve pricing and lower the cost of goods sold.

     We review costs and processes on an ongoing basis in an effort both to maintain quality and to reduce costs when possible. With an emphasis on both increased volume requirements and quality issues, the addition or replacement of vendors may be required.

     Engineering, Research & Development: Engineering, research and development expenses increased by $12,000 during the fiscal 2004 nine-month period compared to the similar period in fiscal 2003. However, since revenues increased ten-fold during the current fiscal period, as a percentage of revenues, our investment in engineering, research and development decreased materially for the first nine-months of fiscal year 2004 compared to the same period in the prior year. Engineering, research and development spending levels are, however, expected to increase in the future as we have increased our efforts to develop new products and product improvements.

     We will continue to try to improve our current product line and to create a second generation of products. The improvements will be based on customer feedback. In addition, we recognize the need to develop additional products in an effort to expand our customer base and product selection to our current customers.

     Selling, General and Administrative: Selling, general and administrative expenses increased by $1,119,000 to $2,106,000, or 19% of revenue, in the current period ending June 30, 2004 compared to $987,000, or 94% of revenue, for the same nine-month period in the prior year. The $1,119,000 increase in expenses reflected additional expenses related to corporate governance matters, our proposed conversion to a public company that will be required to file documents with the Securities and Exchange Commission, and the additional costs resulting from our significant increase in sales. These additional expenses consisted primarily of salary and wage increases, bonus expense and costs of increased headcount of $469,000, legal expenses of $282,000, sales commissions, marketing and travel expenses of $138,000, and accounting fees of $128,000.

     We are leanly staffed. We recognize that growth will create increased staffing needs in key areas. As a result, we are evaluating potential head-count requirements and determining specific personnel needs.

     Other Expense: The major component of other expense in both the 2004 and 2003 interim periods consisted primarily of interest expense. Interest expense, net of interest received, decreased to $23,000 for the nine months ended June 30, 2004 compared to $365,000 for the same period in 2003. Interest expense related to notes payable and short-term borrowings. Interest expense decreased due to reductions in our outstanding debt. A significant amount of notes payable was converted into equity in connection with the acquisition of Xenonics, Inc. in July of 2003. In March of 2004, additional notes payable and short-term borrowings were paid or converted to debt. In addition, our interest expenses were partially offset during the June 30, 2004 nine-month period by $7,000 of interest we earned on significantly larger cash balances during the 2004 period.

     Provision for Income Taxes: The $196,000 provision for income taxes consists primarily of California state franchise tax payable as the result of our income before provision for income taxes of $2,400,000 for the nine-month period ended June 30, 2004 compared to our loss before provision for income taxes of $1,227,000 during the comparable period in the prior year. Our net operating losses currently are limiting our federal income tax obligations. However, in 2002, the State of California enacted legislation that suspended the deduction of net operating loss carryovers for the 2002 and 2003 tax years. In connection with the suspension, the carryover period for losses sustained in tax years beginning in or prior to 2002 was extended. Accordingly, we are unable to utilize our net operating loss carryovers to reduce California taxes until our fiscal year ending September 30, 2005.

Nine months ended September 30, 2003 compared to the unaudited, pro-forma nine months ended September 30, 2002.

     During 2003, we changed our fiscal year from the period ending December 31 to the period ending September 30. Since the first fiscal year ending on September 30, 2003 contains only nine months compared to the 12-month period of the last audited fiscal yearend (the year ending December 31, 2002), the following discussion of our results of operations compares the nine-month period ending

September 30, 2003 to the comparable nine-month period ending September 30, 2002. The following table reflects the operating results of these comparable nine-month periods.

September 30,	2003	2002
$ in thousands		(Pro-forma)
Revenue	$1,580	$642
Cost of Goods Sold	1,241	610

Gross Profit	339	32

Engineering, Research and Development	237	101
Selling, General and Administrative	1,551	707

Loss from Operations	(1,449)	(776)

Other	(514)	(189)

Net Loss	$(1,963)	$(965)

     Revenues: All of our revenues are generated from the sale of our NightHunter products. Revenues increased by $938,000 in the period ending September 30, 2003 over the same period in the prior year as a result of a $2,980,000 order for our NightHunter products that we received from the United States military in March 2003. This order represented a 71% of revenue that we recognized during the September 30, 2003 fiscal period. Since all of the products ordered in March 2003 were not shipped by September 30, 2003, the remaining balance of the order will be recognized as revenue in the fiscal year ending September 30, 2004 as the remaining products are shipped. During the 2003 nine-month period, 92% of the revenues were from sales to the U.S. military, 4% of our revenues came from international sales, 2% of our revenues were from sales to the U.S. Border Patrol, and the remaining 2% represented various other U.S. sales. In comparison, 65% of sales came from sales to the U.S. Military, 25% of the revenues were from sales to the U.S. Border Patrol, 6% came from international sales, and 4% from other U.S. sales from the same period in the prior year.

     Cost of Goods and Gross Profit: Gross profit as a percentage of revenue increased to 22% in the current period ending September 30, 2003 compared to 5% in the prior period. This increase is due to efficiencies and lower costs that resulted from increased quantity of products ordered and our increased ability to cover fixed costs. In addition, in January 2003, we entered into a manufacturing agreement with PerkinElmer to manufacture one of our three products for us. PerkinElmer, a global manufacturer of optoelectronic products, is able to manufacture our products for us at prices and in quantities that are favorable to us. These benefits were first realized in the 2003 period and are expected to further benefit us in the future as the number of NightHunterII units that PerkinElmer manufactures for us in the current fiscal year increases. The increase in the number of units manufactured in the 2003 period and the PerkinElmer manufacturing agreement positively impacted the gross profit percentage. Additionally, as unit order volumes increase, we were able to obtain more favorable pricing from our vendors and thereby lower the cost of goods sold. We expect our gross margins as a percentage of revenues to increase as revenues increase. As disclosed elsewhere in this prospectus, we have received orders for over $6,600,000 since January 1, 2004, which will result in increased revenues during the current fiscal year.

     Engineering, Research & Development: While the amount of funds expended for engineering, research and development almost doubled in the current period ending September 30, 2003 from the prior period ending September 30, 2002, as a percentage of revenues such expense remained unchanged between 15% and 16% of revenue in both periods. Since we are continuing to improve our product line through engineering, research and development, anticipated spending levels will continue to increase in the future, although such expenditures as a percent of revenue are expected to decline due to significant increases in revenues. Our engineering, research and development efforts are aimed at new products, product improvement and cost reduction.

     Selling, General and Administrative: Selling, general and administrative expenses increased to $1,551,000 in 2003 from $707,000 in 2002 primarily as a result of one time charges that made up approximately $646,000 of the 2003 expense. These one-time charges consisted of a compensation expense of $271,000 related to issuance of common stock to employees as a bonus, and charges of $375,000 related to reissuance and repricing of outstanding stock options. Other factors that caused the increase in selling, general and administrative expenses in the nine-month period ended September 2003 included $74,000 for sales commission, $63,000 for increased personnel, $47,000 additional legal and accounting fees, and $14,000 of increased insurance costs. As revenue increases, we expect that our selling, general and administrative expenses, as a percentage of revenue, will be between 15% and 16%.

     Other Expense: The major component of other expense in both 2003 and 2002 related primarily to interest expense. Interest expense increased to $515,000 in the current period ending September 30, 2003 from $188,000 in the prior period ending September 30, 2002. The interest expense increase in 2003 of $354,000 consists of both interest paid on outstanding indebtedness and a non-cash charge for $320,000 related to reissuance of warrants in July 2003 in connection with the reorganization of Xenonics, Inc. Because warrants were re-issued at a lower exercise price, we recorded a non-cash charge based on the fair market value of the warrants. Interest expense related to notes payable and short-term borrowings decreased as we reduced our outstanding debt by either repaying such debt or converting it into common stock. A total of $2,450,000 of outstanding indebtedness was converted into equity in connection with the acquisition of Xenonics, Inc. in July of 2003. Interest expense related to the converted notes was $46,000 and $155,000 in 2003 and 2002, respectively.

     While our revenues increased in the current period ending September 30, 2003 over the same period in the prior year, increases in engineering, research and development and one-time general and administrative expenses caused our net loss to increase from $965,000 in the 2002 period to $1,963,000 in the 2003 period.

     Liquidity and Capital Resources

     As of June 30, 2004, we had working capital of $3,469,000 and a current ratio of 2.8-to-1. As of September 30, 2003, we had a working capital deficit of $1,249,000.

     Until the current fiscal year, we had invested substantial resources in product development and in the establishment of our business, which negatively impacted our cost structure and created a significant accumulated deficit ($6,754,000 as of June 30, 2004 and $8,957,000 as of September 30, 2003). Since our operations were unprofitable until September 30, 2003, we relied on the sale of equity and the issuance of short-term borrowings and notes payable to fund our working capital needs.

     During the nine month period ended June 30, 2004, however, our operations significantly improved, as did our liquidity and our capital structure. During the nine-month period since September 30, 2003, cash increased by $3,180,000 and our total current assets (substantially all of which is either cash or accounts receivable) increased by $4,509,000. The increase in our liquidity is the result of the improvement in our operations and our financing activities (both in raising capital and in converting outstanding indebtedness).

     We did not have any material commitments for capital expenditures as of June 30, 2004.

     Our net income of $2,204,000 for the nine-month period ended June 30, 2004 contributed cash to the company. With increased sales, accounts payable, most of which is payable to PerkinElmer for products manufactured for us, increased by $529,000, and accounts receivable grew by $1,070,000. Virtually all of the accounts receivable are from sales to the U.S. military and are expected to be paid in the normal 30-day payment period we have historically experienced with such sales.

     During the nine-month period ended June 30, 2004, we generated $1,547,000 of cash from operations. Cash from operations was less than our net income of $2,204,000 primarily as a result of the timing of the recognition of sales and the collection of accounts receivables. In the nine-month period ended June 30, 2004 our accounts receivable grew by $1,070,000 to $1,597,000.

     Financing activities for the past nine-month period included a private placement of 600,000 shares of common stock at $2.50 per share (from which we received $1,500,000), the private sale of 200,000 shares of common stock and warrants to purchase an additional 50,000 shares (from which sale we received $850,000), and the repayment in cash of $576,000 of short-term borrowings and notes payable. Additionally, another note payable for $250,000, plus accrued interest of $17,000, was converted into 533,726 shares of common stock in accordance with the terms of that note at $0.50 per share. Noncash transactions conducted by the company included the compensation of Bryant Park Capital for services with 20,000 shares of common stock valued at $2.50.

     During the nine-month period ending September 30, 2003, net cash used in operating activities was only $1,174,000 despite our operating loss of $1,963,000. Net cash used was $789,000 less than the net loss for the September 30, 2003 period because of $1,050,000 of non-cash charges, including $375,000 related to re-issuance and new grants of stock options, $320,000 related to re-issuance and new issuance of warrants and $271,000 related to the issuance of stock to employees, directors and consultants. Offsetting some of these non-cash charges were changes in our assets that used cash, such as our accounts receivable levels that increased by $373,000 due to increased levels of sales and an increase in inventory levels to meet the increased sales demand also used cash of $67,000.

     Accounts payable for the period ending September 30, 2003 increased by $111,000 due to increased sales volumes.

     Financing activities for the nine month period ending September 30, 2003, included proceeds of $575,000 through notes payable. All the notes were created by Xenonics prior to the reorganization in July 2003. The Company used $484,000 for repayment of these notes. All but $50,000 was repaid after or concurrent with the reorganization described below.

     In July 2003, Digital Home Theater Systems, Inc. acquired 100% of the outstanding capital stock of Xenonics, Inc. for 8,750,000 shares of common stock. Immediately prior to the acquisition, Digital Home Theater Systems, Inc. had outstanding 2,500,000 shares and had issued an additional 1,459,652 shares of its stock at $0.875 per share for total gross proceeds of $1,277,196. Legal fee and commissions incurred in the private placement totaled $123,276. Upon the closing of the acquisition, Digital Home Theater Systems, Inc. changed its name to Xenonics Holdings, Inc. The transaction was accounted for as a reorganization of Xenonics, Inc. with an issuance of common stock for cash. Although Xenonics Holdings, Inc. was the legal acquirer in the transaction, for accounting purposes, Xenonics, Inc. is treated as the acquirer and, as such, its historical financial statements will continue and are included in this prospectus. No goodwill was recorded as a result of the transaction.

     Immediately prior to its acquisition by Digital Home Theater, Xenonics, Inc. converted $2,028,000 in debt and $422,000 of accrued interest into 3,267,000 shares of Xenonics stock. These 3,267,000 shares are included in the 8,750,000 shares that Digital Home Theater Systems, Inc. issued in the acquisition of Xenonics, Inc. as noted above.

     We are not a party to any off-balance sheet arrangements and do not engage in trading activities involving non-exchange traded contracts. In addition, we have no financial guarantees, debt or lease agreements or other arrangements that could trigger a requirement for an early payment or that could change the value of our assets.

     Based on the amount of working capital that we had on hand on June 30, 2004 and the amount of unfilled orders we have pending, we believe that we have sufficient financial resources to fund our operations for at least the next 12 months. There are, however, many conditions that could impact our proposed business plan and could adversely impact our ability to market, sell or produce our products. We cannot give any assurance that we will be able to continue profitable operations and obtain the cash required for us to continue to successfully develop, market or sell our products.

BUSINESS

Overview

     We design, manufacture and marketing of high-end, high-intensity portable illumination products. Our core product line consists of lightweight, long-range, ultra-high intensity illumination products used in a wide variety of applications by the military, law enforcement, security, search and rescue and, to a lesser extent, in commercial markets.

     We market our illumination products under the NightHunter brand name. The NightHunter series of products are produced in a variety of configurations to suit specific customer needs. These include compact hand-held systems for foot-borne personnel and stabilized systems for airborne, vehicle and shipboard use. These NightHunter illumination systems are used for reconnaissance, surveillance, search and rescue, physical security, target identification and navigation. The system allows the user to illuminate an area, an object or a target with visible or non-visible light, and to improve visibility through many types of obscurants such as smoke, haze and most types of fog.

     The NightHunter systems utilize a company-designed, patent protected technology platform that delivers tightly focused, ultra-high intensity beams of visible or infrared light, as well as ultraviolet light that can see objects over a mile away. Both our handheld and fixed-mounted systems are designed to withstand the rigors of rugged use in foul weather and hostile environments. The state-of-the-art illumination technology, innovative product design and proven capabilities in the harshest of conditions allow us to offer the marketplace a truly differentiated product line.

History

     Our operating subsidiary, Xenonics, Inc., was incorporated in 1996 and spent its first five years completing the development of the NightHunter product, conducting extensive field trials, filing patent claims on advances to its core technologies, and implementing the processes, policies and procedures necessary for commercial operations. Although we made occasional sales of our NightHunter products in 1998 as part of its field-testing process, we made the transition from development stage to commercial production in the fourth quarter of 2000. Because we were primarily engaged in the development of our products, we have thus far experienced losses in each year since inception.

     Until we acquired Xenonics, Inc. in a reorganization in July 2003, this company was known as “Digital Home Theater Systems, Inc.” Digital Home Theater Systems was incorporated in 1997 to engage in the business of designing and selling digital home theater systems. Digital Home Theater Systems was unsuccessful in its operations, and in 1999 discontinued its operations. From 1999 until its reorganization with Xenonics, Inc., Digital Home Theater Systems did not engage in any business and did not undertake any activity other than to complete a private placement of 1,459,652 shares of its common stock in July 2003 at a price of $0.875 per share (for an aggregate of $1,277,196). Immediately prior to the reorganization in July 2003, we had no liabilities and, other than the net proceeds from our sale of the 1,459,652 shares of common stock, no assets.

     Digital Home Theater Systems acquired Xenonics, Inc. in a share-for-share exchange that was structured as a tax-free reorganization. After the reorganization, Digital Home Theater Systems changed its name to Xenonics Holdings, Inc. In the reorganization, we issued 8,750,000 shares to the former stockholders of Xenonics, Inc. in exchange for all of the issued and outstanding shares of Xenonics, Inc. As a result of the share exchange, the former stockholders of Xenonics, Inc. became the majority stockholders of Digital Home Theater Systems, and Xenonics, Inc. became a wholly-owned subsidiary. The number of shares that Digital Home Theater Systems issued to the former stockholders of Xenonics, Inc. was determined in arms’-length negotiations based on the assets and business prospects of Xenonics, Inc. at the time of the reorganization, and the assets that Digital Home Theater Systems had at the time of the reorganization (the proceeds of the $1,277,196 private placement). In the negotiations with Xenonics, Inc., Digital Home Theater Systems agreed that no more than 2,500,000 of its shares of common stock would be outstanding at the time of the reorganization (excluding the shares of common stock that Digital Home Theater Systems proposed to sell at $0.875 per share in a pending private placement). Since the actual number of shares that were outstanding prior to the reorganization was 11,526,400, the largest stockholder of Digital Home Theater Systems agreed to cancel 9,026,400 of his 11,000,000 shares of Digital Home Theater Systems common stock. Accordingly, after the completion of the reorganization and the pending private placement, a total of 12,709,652 shares of common stock were outstanding, consisting of the 2,500,000 shares of Digital Home Theater Systems that were owned by the historical stockholders of Digital Home Theater Systems, 1,459,652 shares of common stock that were sold at $0.875 in the private placement, and the 8,750,000 shares that were issued to the historical stockholders of Xenonics, Inc.

     The principal reason why Digital Home Theater Systems wanted to effect the reorganization was to acquire an operating business. Xenonics, Inc. wanted to effect the reorganization in order to obtain access to the Digital Home Theater Systems’ cash and to obtain the benefits of the listing of our shares of common stock on the Pink Sheets LLC. The Pink Sheets is a centralized electronic quotation service on which unrestricted shares can be sold publicly. Xenonics, Inc. believed having shares listed on the Pink Sheets would increase its future ability to raise additional capital.

Our Products

     The NightHunter series of products currently consists of three related versatile compact illumination systems. Our products are lightweight, ruggedized for operation in harsh environments, and allow users to illuminate objects with visible light at distances of over one mile. Through the use of our infrared filter accessory, the NightHunter products emit a non-detectable infrared light. Coupled with night vision devices or low light camera technology, we can illuminate objects without the targets knowledge of the illumination. We have also developed an ultraviolet filter which enables our product to fluoresce materials from great distances, having a wide range of applications like forensics and special lighting effects. Each product utilizes a mechanical focusing design that enables the user to vary the flood spread of the beam. For example, the systems can be focused at a 1° spread that results in only a 60-90 foot footprint at one mile, or at a 10° spread that results in a 900 foot footprint at one mile. Unlike other high intensity lighting systems (and traditional flashlights), the NightHunter products do not have a “black hole” at the center of the light beam (there is no blind spot in the beam) allowing the user to keep the illumination centered on the target area. The NightHunter and NightHunterII both have internal chargers and operate using an internal rechargeable battery. In addition, the NightHunter and NightHunterext can be operated from external power sources. Depending on the functionality and accessories of the product, the prices for our products range from $2,000 to $2,700 per unit.

     Our currently available products and their respective features are listed below.

     NightHunter The NightHunter system is a lightweight (9.7 lbs.) illumination system that can be readily adapted to a variety of uses and platforms, from handheld to fixed mounted use on vehicles, boats, and helicopters. The NightHunter can be powered from its internal rechargeable battery or from any 12-32 VDC power source.

     NightHunterII The NightHunterII is a self-contained, durable, waterproof and lightweight (4.4 lbs) unit. The unit has an extended battery life (1.5 hrs on a single charge), can recharge in 1.5 hours, is durable and waterproof. To date, we have received most of our orders for this system. The NightHunterII is manufactured for us by PerkinElmer

     NightHunterext The NightHunterext is a durable and lightweight (5.5 lbs) illumination system that is designed for fixed mounted applications, for use on stationary platforms or vehicles, boats, or helicopters. The NightHunterext has the same range as the NightHunter, but with an increased field-of-view. The NightHunterext can be equipped with an optional pistol grip and utilized as a powerful spotlight.

The Markets

     The actual and potential markets for our products consist of the following.

Military Forces, both the United States and Foreign Allies

     Military forces in the United States currently represent the primary target market for our NightHunter products. In the military market, through March 31, 2004 we have sold over more than $8.7 million of NightHunter brand illumination systems for testing or deployment. These units include the U.S. Army 75th Ranger Regiment, U.S. Army 82nd and 101st Airborne Divisions, the 10th Mountain division, the U.S. Air Force Kuwait Physical Security unit, the U.S. Navy SEALs, and individual U.S. Marine Corps units. Recently, we have received several significant orders for our products from units currently deployed in Iraq and Afghanistan and from units preparing for deployment.

     In the Defense Appropriations Bill for 2003 and 2004, the U.S. Congress included a total of $6.4 million to be used for purchases of the NightHunter and NightHunterII designated for the XVIII Airborne Corps. Also, individual Army, Marine Corps, Air Force, Navy units have ordered NightHunters directly from the Company. We have also received orders from the discretionary budget dollars of several U.S. military units, and we have sold small quantities to foreign military units from Canada, the United Kingdom and Australia.

     According to the International Institute for Strategic Studies and the U.S. Department of Defense, there are nearly 5 million active troops, almost 10 million reserve troops, 660 warships, and 858 amphibious, major mine, and support ships, 30,839 heavy tanks, and 64,679 armored infantry vehicles in the armed forces of the United States and its allies. Given the multitude of applications for NightHunter products, this represents a large potential market.

U.S. Department of Homeland Security

     The agencies of the U.S. Department of Homeland Security represent another key market for NightHunter brand products. These agencies include U.S. Customs and Border Protection, Federal Emergency Management Agency, the Transportation Security Administration, the U.S. Secret Service and the U.S. Coast Guard. We have seen our products tested and deployed in key strategic locations for port, waterway, coastline, airport and border security, and as of March 31, 2004 we have sold more than $1.4 million in NightHunter products to these organizations. We believe that the recent increased concern about homeland security and the increased amounts budgeted for new security products may make homeland security a significant market for our products.

     Although we do not currently have a specific line item in the 2005 Homeland Security budget, we believe that an increased budget may have a positive impact on our revenue. We already have experience in government sales. Our goal is for agencies within the United States Department of Homeland Security to use discretionary funding on our products, and we believe that in the future we may be able to have a specific line item in the budget similar to our experience with the defense budget.

U.S. Law Enforcement, Corrections and Fire, Search & Rescue

     We are still in the early stages of pursuing additional opportunities for sales of the NightHunter illumination system to U.S. law enforcement, corrections and fire, search & rescue organizations. Thus far sales to this market group have been limited. However, the Bush administration has recently estimated that there are over 780,000 law enforcement personnel in the United States. In addition, according to a report purchased by us, there are over 11,000 federal, state, local and private U.S. prisons and over 51,000 U.S. fire, search & rescue departments.

U.S. Private Security Firms, Maritime and Hunting & Outdoors

     To date, our marketing focus has been on the governmental military and security agencies and not on the private security, maritime or the hunting and outdoors markets in the United States. However, given the wide range of applications in which the NightHunter products can and are being used currently, we believe these segments may represent large potential market opportunities. A report of the Security Industry Association for 1999-2000 estimated that there were over 1.7 million privately employed security guards or personnel in the United States. According to a report obtained by the company, over $50 billion is spent annually in the U.S. for equipment that is sold for use with the over 100,000 U.S. maritime vessels and to the 110,000 hunting and outdoor annual participants in the United States.

Sales & Marketing

     To date, our sales have been generated primarily from our reputation amongst our customers rather than any wide scale marketing efforts. We have derived many of our U.S. military orders by working closely with our largest customers to develop and enhance our products to suit their respective needs. For example, the successful deployment of our products to some branches of the US Army has led to purchase orders from other Army units that are currently deployed in Afghanistan, Kosovo, Bosnia and Iraq. We believe that testimonials from military units utilizing our NightHunter products in active military situations may assist us in penetrating other units of the military that could benefit from the use of our products. We currently have two people engaged on a full-time basis in sales and marketing. In addition, our senior executives actively assist in our marketing efforts by initiating and maintaining customer relationships and interfacing with numerous external consultants who assist the company with its’ marketing activities.

     In the future, we may consider partnering with others to generate additional sales though licensing revenues and may utilize such a model to expand our sales capabilities internationally. In doing so, we may offer exclusive marketing and/or manufacturing licenses to partners in key markets, such as China, Japan, the Middle East, South America and Europe. We are currently attempting to recruit representatives to market our products in Europe.

Manufacturing

     We conduct manufacturing and final assembly operations on the NightHunter and NightHunterext at our headquarters in Carlsbad, California, and own all of the equipment required to manufacture and assemble these finished products. In addition, we also own all molds, schematics, and prototypes utilized by our vendors in the production of the components and sub-assemblies used in our products. With our current work force and facilities, we are able to produce approximately 150 NightHunters per month. We can expand our production capabilities by adding additional personnel with negligible new investment in tooling and equipment.

     We currently purchase both commodity off-the-shelf components and custom designed fabricated parts and sub-assemblies for use in our products from a number of qualified local, national and international suppliers. We believe there are readily available alternative suppliers that can consistently meet our needs for these components. Although we currently obtain these components from single source suppliers, we believe we could obtain alternative suppliers without incurring significant production delays. We acquire all of our components on a purchase order basis and do not have long-term contracts with suppliers. We believe that our relations with our suppliers are good.

     In January 2003, we entered into a three-year agreement with PerkinElmer Electronics, Inc. for the manufacturing of our NightHunterII product. PerkinElmer , Inc. is a publicly traded company (NYSE: PKI) and a leader in the life sciences, fluid sciences and optoelectronics industries. Under the terms of this agreement, PerkinElmer will manufacture all NightHunterII products exclusively for Xenonics, on a fixed price basis. In return, we have agreed not to purchase any NightHunterII products from any other manufacturer or to manufacturer any NightHunterII products ourselves. In addition, PerkinElmer agreed not to produce, market, or sell NightHunterII products to any entity except Xenonics. PerkinElmer further agreed that all intellectual property relating to the NightHunterII products is solely owned by Xenonics.

     PerkinElmer is responsible for the purchasing, shipping and receiving, production, inventory management and quality assurance of the NightHunterII. PerkinElmer outlays required working capital for inventory and manages the labor pool required to meet our delivery requirements. As a result, PerkinElmer can and has demonstrated the ability to ramp production up to meet growing demands, without investment by Xenonics. Despite the sole source relationship, Xenonics retains all documentation and know-how to build and owns all tooling required to produce parts and NightHunterII products, and could transition to a second source if required, without significant disruption.

     Under our arrangement with PerkinElmer, we receive the orders from our customers and then place orders for those products with PerkinElmer. PerkinElmer only manufactures units that we order and purchase and, generally, ships those units directly to our customers. Accordingly, because of our limited financial resources, to date we have only placed manufacturing orders with PerkinElmer if and when we received orders from our clients. As a result of this “build to order” mode of operations, we have been able to keep our costs down and have not had to maintain significant inventories. However, because we do not have an inventory of finished products available, the time between the receipt of an order and the fulfillment of that order has, depending on the size of the order, been between four and eight weeks. This has resulted in a delay in the recognition of revenues. Furthermore, some orders that we receive from the U.S. military are “rated” orders, which means that those orders must be given precedence over other existing orders (for example, orders for the shipment of NightHunter units to U.S. forces stationed in Iraq are often rated orders since those NightHunter products will be placed into service in active military situations immediately). In light of the increases in orders that we have recently received, we plan to establish and maintain an inventory of completed NightHunter products in the future.

Competition

     Some companies offering high intensity lighting products include, Reva International, and Peak Beam Systems, Inc.. We believe that neither of these companies currently offer a product with the range of applications of the NightHunter series. To our knowledge, only one company, Peak Beam Systems, supplies a short-arc xenon based product. Peak Beam’s product also has the capability of utilizing infrared and ultraviolet filters, has a long range light beam and is portable. Unlike our products, however, Peak Beam’s products project an obstructed field-of-view (due to the characteristic “black hole”).

     Existing suppliers of hand-held high intensity lighting products and some companies that use first generation xenon technology, such as Spectrolab (helicopter searchlights), Phoebus (entertainment spotlights), and Strong (entertainment spotlights) could enter our market within the next three years. Our strategy is to become the recognized market and technology leader before competitors can deliver a comparable product to the market. We have also begun to introduce a second-generation product, which, we believe, if developed, will increase our lead over future competitive initiatives into the market. Our second generation product that is currently in development is being designed to both extend the battery life of our NightHunter products and to significantly reduce the weight of our products. Since the weight and battery life of portable illumination products are key characteristics that our target customers seek, making our products lighter with a longer battery life will, we believe, make our product more attractive to our customers and further distinguish us from other existing illumination products. It is our intention to complete and release this new product in 2005. However, there can be no assurance that we will be able to develop and produce this second generation product on time, or ever.

Regulation

     We applied to the United States Department of Commerce, Bureau of Export Administration for an export license. In response to our inquiry, the department assigned an EAR classification of 99. We can now export our product without a license to all countries that are not on the restricted list IAW part 746 of the EAR.

Intellectual Property

     We have eight design and utility patents issued, allowed or pending, including patents for our technology platform, which applies high efficiency dimmable electronic ballast circuitry and precision optics to xenon light. We continue to make advancements, and have recently filed for an additional patent covering certain technologies that complement our NightHunter product technologies. In addition to the foregoing patents, we also rely on certain know-how and trade secrets related to the design and manufacture of our products. We believe that the patents (both granted and pending) and our know-how and trade secretes provide protection to certain of our core technologies, and allow us to develop future products that can be scaled up or down (or to develop alternative packages for the existing products). We are not aware of any infringement of our patents or that we are infringing any patents owned by third parties. However, in a lawsuit that we initiated in a California court against one of our former directors and consultants, the former director and consultant has filed a cross complaint against us and our subsidiary, Xenonics, Inc. asking the court to (i) rescind the assignment of the NightHunter II patent application that he assigned to us in November 2003, and (ii) declare that he is the sole owner of the NightHunter II patent application. See, “Business – Legal Proceedings” and “Risk Factors – Risks Related to Our Products.”

     We also are the licensee of an issued patent, which will be transferred to us upon our payment of royalties in the aggregate amount of $400,000. The licensed patent is not used in any of our current products. In August 2004, we entered into a term sheet with the licensee to accept the 97,000 shares of our common stock and other consideration as payment in full for all obligations we may owe Lightrays, including the $400,000 cash payment, and to assign and transfer the Lightrays patent and related intellectual property to us. The transaction contemplated by the foregoing term sheet still has be to completed and incorporated into a definitive agreement. See, “Certain Relationships and Related Transactions.”

     Our “NightHunter” and “Xenonics” trademarks have been registered with the United States Patent and Trademark Office.

Research and Development

     We maintain an engineering, research and development program for the development and introduction of new products and accessories and for the development of enhancements and improvements to our existing products. In addition, we collaborate closely with certain of our largest customers in the design and improvement of our products to custom suit their respective needs. As such, we consider our research and development program to be an important element of our business, operations and future success.

     Our research and development efforts currently are focused on (i) improving our current product line, (ii) designing and developing product line extensions that employ our proprietary illumination and electronics platforms, and (iii) designing and developing new products complementary to our existing products. We maintain an active research and development program at our facilities in Carlsbad, California, and as needed we retain outside consultants who can provide any necessary additional engineering or technological expertise. In addition, our relationship with PerkinElmer provides us with the resources and know-how of a multi-billion dollar manufacturing company. Under terms of our exclusive agreement, any intellectual property relating to new products or improvements to our existing products that result from our relationship will belong to us. We also regularly work with our outside vendors and manufacturers to improve product performance and manufacturability, and to reduce manufacturing costs.

     During the fiscal years ended September 30, 2003 and December 31, 2002, we spent $237,000 and $197,000, respectively, on engineering, research and development.

Employees

     As of August 24, 2004, we employed 13 persons. There are three members in our executive management team, five persons employed in operations and five persons involved in sales and administrative support. We are not a party to any collective bargaining agreements.

Corporate Information

     Our principal operations and executive offices are located at 2236 Rutherford Road, Suite 123, Carlsbad, California 92008 and our telephone number is (760) 438-4004. We also maintain a web site at

www.xenonics.com. The information on our web site is not, and you must not consider such information to be, a part of this prospectus.

Property

     Our headquarters are currently located in a leased facility in Carlsbad, California. Our offices consist of approximately 9,179 square feet. In July 2004 we extended our lease, which now expires on October 31, 2008. We currently pay $11,700 per month under this lease, including monthly common area charges. Commencing on November 1, 2004, our monthly rent payment under our lease will be reduced to $8,261.10, and the monthly common area charges will be $2,517.12. Our monthly rent (excluding common area charges) will increase to $8,720.05 on November 1, 2005, to $8,981.65 on November 1. 2006, and $9,251.10 on November 1, 2007. We currently do not anticipate that we will need to increase our facilities.

Legal Proceedings

     On December 31, 2003, David Blanchard, an individual doing business as Prowave Manufacturing, filed suit against our subsidiary, Xenonics, Inc., in the Superior Court for the County of San Diego for breach of contract and related causes of action. Mr. Blanchard claims that Xenonics, Inc. entered into a “partly written and partly oral” contract with him whereby he agreed to manufacture circuit boards according to our specifications. He manufactured circuit boards, some of which were purchased by Xenonics, Inc. and he alleges that he acquired machinery and parts to produce additional circuit boards. We stopped purchasing circuit boards from Mr. Blanchard, who claims that we have not paid him $18,996 for circuit boards that were shipped and accepted by us. He also alleges that pursuant to the requests of Xenonics, Inc., he paid $97,000 for equipment to produce circuit boards, $51,000 for parts to produce circuit boards, and that he manufactured circuit boards valued at $34,500. We dispute that we owe Mr. Blanchard anything for the equipment and parts that he purchased for his business, and for the circuit boards, delivery of which we did not accept. We do not dispute his claim for $18,996 for the products that we accepted from him, and we have recorded the liability for that amount in our financial statements.

     On July 2, 2004, we filed a complaint for cancellation of a stock certificate and rescission of a contract against Gregory Jigamian and Viking Engineering Industries, Inc. in the Superior Court of California, County of San Diego. Mr. Jigamian is a former officer, director, and consultant of Xenonics, Inc. The suit arises out of Mr. Jigamian’s failure to perform his obligations under a written contract to provide lighting equipment valued at $250,000 to our subsidiary, Xenonics, Inc., in exchange for which he received a certificate representing 250,000 shares of Xenonics, Inc.’s common stock (which was later converted to a certificate representing our common stock). Despite providing us with assurances that he would deliver the equipment, which was purportedly owned by his company, Viking Engineering Industries, Inc., Mr. Jigamian never delivered the equipment. We allege that the stock certificate is void or voidable because Mr. Jigamian never provided Xenonics, Inc. with the equipment that was to serve as consideration for the shares. In our complaint, we requested that (i) 250,000 of the shares represented by Mr. Jigamian’s stock certificate be declared void or (ii) Mr. Jigamian and Viking Engineering Industries, Inc. be ordered to pay us $1,250,000, or the current value of 250,000 shares of our common stock plus interest at the rate of 10% per year. We have also asked the court to award us costs of the lawsuit. The foregoing 250,000 shares are listed in this prospectus as outstanding shares for all purposes, including the financial statements.

     On August 11, 2004, Mr. Jigamian and Viking Engineering Industries, Inc. filed an answer to our complaint, in which they denied our allegations, and asserted a number of affirmative defenses. On the same day, Mr. Jigamian also filed a cross complaint against us and our subsidiary, Xenonics, Inc. In the cross complaint, Mr. Jigamian asks the court to (i) rescind the assignment of the NightHunter II patent application that he assigned to us in November 2003, (ii) declare that he is the sole owner of the NightHunter II patent application and that he is the inventor of an unrelated xenon illumination and television camera system, (iii) enjoin us from further exploitation of the NightHunter II and the xenon illumination and television camera system, and (iv) account for all profits that we have earned on the NightHunter II from November 25, 2003. Mr. Jigamian alleges that he is entitled to the foregoing remedies because we purportedly have not provided him with the agreed upon consideration for his assignment of the NightHunter II patent application, and that we have not recognized him as the inventor of the xenon illumination and television camera system. We believe these claims are without merit. We plan to vigorously oppose Mr. Jigamian’s claims and continue to prosecute our claims against him and Viking Engineering Industries, Inc.

     We are occasionally subject to legal proceedings and claims that arise in the ordinary course of our business. It is impossible for us to predict with any certainty the outcome of pending disputes, and we cannot predict whether any liability arising from pending claims and litigation will be material in relation to our consolidated financial position or results of operations.

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

Directors and Executive Officers of Xenonics Holdings, Inc.

     The following table sets forth the name, age and position held by each of our executive officers and directors as of July 31, 2004. Directors are elected for a period of one year and thereafter serve until the next annual meeting at which their successors are duly elected by the stockholders.

Name	Age	Position
Alan P. Magerman(1)	69	Chairman, Chief Executive Officer and Director

Jeffrey P. Kennedy	50	President, Chief Operating Officer and Director

Donna G. Lee	46	Chief Financial Officer, Secretary / Treasurer

Robert Buie (3)(4)	61	Director

Dr. Eli Shapiro(2)(3)	81	Director

Michael L. Magerman(1)	42	Director

Richard M. Rodstein(2)(3)(4)	49	Director

Richard J. Naughton(2) (4)	57	Director

(1)	Alan P. Magerman is the father of Michael L. Magerman.

(2)	Member of our Audit Committee.

(3)	Member of Compensation Committee.

(4)	Member of the Nomination and Corporate Governance Committees.

Business Experience and Directorships

     Alan P. Magerman. Mr. Magerman founded Xenonics, Inc. in November 1996, and has been its Chairman of the Board and Chief Executive Officer since that time. Mr. Magerman has been Chairman of the Board and Chief Executive Officer of Xenonics Holdings since the acquisition of Xenonics, Inc. in July 2003. Prior to founding Xenonics, Mr. Magerman was a founder and former chairman of Odyssey Sports, Inc., a privately held company engaged in development and distribution of golf clubs from 1990 through 1995. Mr. Magerman was a consultant and director of NTN Communications, Inc., (NTN), a publicly held broadcasting and cable television company from 1984 through 1997. Mr. Magerman also acted as an independent financial consultant from 1998 to 2002 to CodeStream Holdings, Inc. (a developer of fiber-optic technology known as optical code division multiple access) and Mangosoft, Inc. (a public company engaged in the development and marketing of software solutions for the networking needs of businesses). Mr. Magerman’s primary responsibility was to arrange the funding necessary to help these companies achieve their corporate goals.

     Jeffrey P. Kennedy. Mr. Kennedy has been a director and the President and Chief Operating Officer since June 1997. Mr. Kennedy has held the same positions with Xenonics Holdings since the acquisition of Xenonics, Inc. in July 2003. Prior to joining Xenonics, Inc. Mr. Kennedy was a General Manager of the Mobile Chemical Plastics Division at Mobil Corporation. He was educated at the University of Maine receiving a BS degree in chemistry and an MS degree in chemical engineering.

     Donna G. Lee. Ms. Lee joined Xenonics, Inc. in November, 2003 and has been our Chief Financial Officer, Secretary and Treasurer since December, 2003. Previously, she held the position of Director of Finance for International Lottery & Totalizator Systems, Inc., a publicly traded company, from July 2000 through November 2003. Ms. Lee’s previous experience also included positions with Vulcan Materials Company and The Dial Corp from 1993 to July 2000. Ms. Lee graduated from Arizona State University with a BS in Accounting and an MBA. She received her CPA certificate in the state of Arizona.

     Robert Buie. Mr. Buie became a director of Xenonics, Inc. in December 1998, and has been a director of Xenonics Holdings, Inc. since the acquisition of Xenonics, Inc. in July 2003. Mr. Buie founded the Buie Group of Companies, a Southern California residential developer, in 1983 and currently still serves as its president. From 1971 to 1983, he was a senior officer of Avco Communities, a major publicly traded homebuilder. Mr. Buie holds an MBA from Harvard University and a Civil Engineering degree from Virginia Polytechnic Institute.

     Michael L. Magerman. Mr. Magerman became a director of Xenonics, Inc. in June 1997 and has been a director of Xenonics Holdings, Inc. since the acquisition of Xenonics, Inc. in July 2003. He is also a Director of Centre Partners Management, LLC, a private equity investment firm. Mr. Magerman serves on many of the boards of the companies that Centre Partners represents. Mr. Magerman also serves as Chairman and Chief Executive Officer (CEO) of Autoland, Inc., a Los Angeles-based provider of auto buying services, Bravo Sports, a manufacturer and marketer of Gen-Y sporting goods accessories, and is on the board of American Seafoods, which operates the largest fleet of catcher-processor vessels in the U.S. From 1995 to 1997 he served as President and CEO of Tommy Armour Golf, a division of U.S. Industries. He also served as President and CEO of Odyssey Sports, a business he co-founded in 1990. Mr. Magerman serves on the board of Bryant Park Capital. Mr. Magerman graduated from UCLA in 1984 with a B.A. in Political Science and received an MBA from University of San Diego in 1992.

     Dr. Eli Shapiro. Dr. Shapiro became a director of Xenonics in June 1997 and has been a director of Xenonics Holdings, Inc. since the acquisition of Xenonics, Inc. in July 2003. He founded NuVision, Inc. in 1951, which was a retail optical company in the United States. This company was sold in June 1997. He served as NuVision’s Chief Executive Officer and Chairman until that company was sold in 1995. Dr. Shapiro received his Doctor of Optometry from the Southern College of Optometry.

     Richard M. Rodstein. Mr. Rodstein became a director of Xenonics Holdings, Inc. in May 2004. He served as President and Chief Executive Officer of K2 Inc., a global sporting goods company from January, 1996 until October 2002. Mr. Rodstein joined K2 Inc. as that company’s CFO in 1983. Prior to joining K2 Inc., Mr. Rodstein was a manager with the public accounting firm Ernst and Young. Mr. Rodstein also currently serves on the boards of directors of Bravo Sports (a distributor of equipment and accessories for various action sports) and Post Logic (a film and video post-production service company). Both are private companies that are owned by private equity firms. Mr. Rodstein graduated from UCLA in 1976 with a BA in economics and in 1978 with an MBA.

     Richard J. Naughton. Vice Admiral Richard J. Naughton became a director of Xenonics Holdings, Inc. in May 2004. He spent 35 years in the Navy, with over 15 years in senior and command positions. Vice Admiral Naughton is currently working as a consultant to the defense and transportation industry. He is also an executive vice president of APARIQ Inc, an engineering services company based in Maryland, a position he has held since March, 2004. Mr. Naughton also is a member of the advisory board of Broadware Technologies, Inc. (a platform provider for networked audio and video information). The Vice Admiral received his BS from the US Naval Academy in 1968, Masters in Aeronautical Engineering from the Naval Postgraduate School in 1973, Aeronautical Engineer Degree from the Naval Postgraduate School in 1974. In 1993, he graduated from the Industrial College of the Armed Forces.

Key Employees

     Stephen L. Maddox. Mr. Maddox has been the Vice President of Business Development of Xenonics, Inc. since October 2000 and has held that position with Xenonics Holdings since the acquisition of Xenonics, Inc. in July 2003. Before joining us, he has held a variety of key positions with large defense contractors, including with GTE Government Systems from 1986 through 1997 and TRW from 1997 and 2000. He has a Bachelor of Science degree from the US Military Academy, West Point, New York, and a Master of Science degree from the Naval Postgraduate School, Monterey, California. After teaching mathematics at West Point, he left the military for the private sector in 1986.

     Gary Palmer. Mr. Palmer, our Director of Engineering & Development, joined this company in August 2004. From 2001 until he joined our company, Mr. Palmer was a principal in Sidewinder Tactical Systems, focusing on development of thermal detectors. Mr. Palmer was employed by ITT Night Vision, a manufacturer of high-performance night vision equipment for the U.S. military and the military of other U.S. approved nations, from 1993 to 2001. During his employment with ITT Night Vision, Mr. Palmer held various positions, including Product Development Manager, Senior Principal Systems Engineer, and Project Engineer of the ITT Electro Optical Products Division of that company.

EXECUTIVE COMPENSATION

     The following table sets forth the compensation (salary or consulting fees) for services rendered to us (including our Xenonics, Inc. subsidiary) by our Chief Executive Officer and the other executive officers whose total annual salary and bonus exceeded $100,000 (collectively, the “Named Executive Officers”) for the twelve month period ended September 30, 2003, and for the fiscal years ended December 31, 2002 and December 31, 2001. Prior to the acquisition of Xenonics, Inc., Xenonics Holdings, Inc. (then known as Digital Home Theater Systems, Inc.) did not pay any compensation to its sole officer and director. Accordingly, no information is set forth for the former Chief Executive Officer of Xenonics Holdings, Inc. (then known as Digital Home Theater Systems, Inc.).

Summary Compensation Table

						Long-Term
	Annual Compensation					Compensation Awards
								Securities
Name and Principal					Other Annual	Stock		Underlying
Position	Year		Salary	Bonus	Compensation	Awards		Options
Alan P. Magerman	2003	(1)	$159,000	—	—	104,742	(4)	150,000	(5)
Chief Executive Officer, Chairman	2002		$96,000	—	—	—		—
of the Board	2001		$96,000	—		—		250,000	(3)
Jeffery P. Kennedy	2003	(1)	$159,000	—	—	104,742	(4)	150,000	(5)
Chief Operating Officer,	2002		$96,000	—	—	—		—
President	2001		$96,000	—		—		290,000	(3)
Greg Jigamian(2)	2003	(1)	$110,000	—	—	50,000	(4)	50,000	(5)(6)
Vice President,	2002		$96,000	—	—	—		—
Engineering	2001		$96,000	—		—		100,000	(3)(6)

(1)	Xenonics, Inc. changed its fiscal year end from December 31 to September 30 in July 2003. Accordingly, the information provided for 2003 represents compensation paid during the twelve months ended September 30, 2003, and therefore overlaps with the information provided for 2002.

(2)	Since September 2003, Mr. Jigamian is no longer an officer, director or employee of this company. Previously, he provided engineering consulting services to Xenonics, Inc. and served as a director, and as Secretary and Treasurer.

(3)	These options include options originally granted in 1999 or 2000 to purchase shares of common stock at an exercise price of $1.00, which were cancelled and reissued at with and exercise price of $0.25 in 2003.

(4)	These shares were valued at $0.75 per share and were issued in lieu of a cash bonus.

(5)	These options have an exercise price of $0.875 per share.

(6)	These options have expired unexercised following Mr. Jigamian’s departure from the Company.

Stock Option Grants

     The following table contains information concerning grants of stock options during the twelve month period ended September 30, 2003 by Xenonics, Inc. with respect to the Named Executive Officers. Upon the acquisition of Xenonics, Inc. by Xenonics Holdings, Inc., all of these options were assumed by Xenonics Holdings, Inc. and now represent options to purchase shares of our common stock.

Option Grants in Twelve Months Ended September 30, 2003

Individual Grants
	Number of	% of Total
	Shares	Options		Market
	Underlying	Granted to		Price on
	Options	Employees	Exercise	Date of	Expiration
Name	Granted	In the Period	Price	Grant(1)	Date
Alan P. Magerman	150,000	33.3%	$0.875	$0.875	07/29/2008
Jeffrey P. Kennedy	150,000	33.3%	$0.875	$0.875	07/29/2008
Greg Jigamian	50,000 (2)	11.1%	$0.875	$0.875	07/29/2008

(1)	All of the options listed in this table were granted on July 29, 2003. The Pink Sheets quoted a “last sale price” of $2.05 on July 29, 2003. However, no shares of our common stock traded on the date of grant. Since we had consummated a private placement of our common stock at a price of $0.875 per share on July 23, 2003, we believe that $0.875 per share more accurately reflects the fair market value of the shares on that date.

(2)	Mr. Jigamian is no longer associated with this company, and all of these options have expired unexercised.

Aggregate Options

     The following table contains information concerning each exercise of stock options during the twelve month period ended September 30, 2003 by each of the Named Executive Officers and the fiscal period-end value of unexercised options. We have not granted, and do not have outstanding, any Stock Appreciation Rights (“SAR”).

Aggregated Option/SAR Exercises in Twelve Months Ended September 30, 2003
and FY-End Option/SAR Values

Value of
Unexercised In-
			Number of Securities	the-Money
			Underlying Unexercised	Option/SARs
	Shares		Option/SARs at FY-End	at FY-End (#)
	Acquired		(#) Exercisable/	Exercisable/
Name	in Exercise	Value Realized	Unexercisable	Unexercisable(1)
Alan P. Magerman	—	—	300,000/100,000	$418,750/$87,500
Jeffery P. Kennedy	—	—	340,000/100,000	$478,750/$87,500
Greg Jigamian	—	—	116,667/33,333	$164,583/$29,167

(1)	Assumes a value of $1.75 per share, based on the “last sale” price posted by the Pink Sheets LLC for our stock on September 30, 2003. However, since no shares were traded on September 30, 2003, the $1.75 per share price may not represent fair market value of the stock on that day.

Compensation of Board of Directors

     Previously, our directors had not received any compensation for their services. However, in May 2004, Richard J. Naughton and Richard M. Rodstein joined our Board and we agreed to compensate each of Messrs. Naughton and Rodstein for their services as members of our Board of Directors and members of certain committees as follows: (i) We issued to each of Mr. Naughton and Mr. Rodstein stock options to purchase 15,000 shares of our common stock at an exercise price of $5.75 per share; (ii) We agreed to issue to each of Mr. Naughton and Mr. Rodstein additional options to purchase 5,000 shares of our common stock on each anniversary of their appointment to the Board, which options will have an exercise price equal to the market price of our stock on that day; (iii) Mr. Naughton and Mr. Rodstein will each receive $5,000 as an annual director’s fee, $500 for each committee meeting that they attend (if such committees meeting are not held in conjunction with Board meetings), and $1,000 for each meeting of the Board of Directors that they attend. In addition, the Chairman of the Audit Committee will receive an annual fee of $10,000, and the Chairman of the Compensation Committee will receive an annual fee of $5,000. Other than the foregoing compensation payable to Mr. Naughton and Mr. Rodstein, we have not, and do not compensate our directors.

Employment Agreements

     Alan P. Magerman and Jeffrey P. Kennedy are the only employees with employment agreements. Under his employment agreement, Mr. Magerman is to serve as the Chief Executive Officer of Xenonics, Inc., and Mr. Kennedy is to serve as President and Chief Operating Officer of Xenonics, Inc. Both employment agreements were entered into by Xenonics, Inc. as of January 1, 2003 and, except as set forth below, are substantially identical. Neither employment agreement has a fixed term or expiration date. Instead, Mr. Magerman’s agreement will continue until 24 months after either he or Xenonics, Inc. gives the other notice of termination. Likewise, Mr. Kennedy’s agreement will continue until 12 months after either he or Xenonics gives the other notice of termination. Both agreements provide for base compensation of $180,000 per year, to be adjusted annually according to the Consumer Price Index. In addition, if either Mr. Magerman or Mr. Kennedy is terminated for any reason other than for cause, the agreements require that they must be paid the remaining balances due to them under the agreements as liquidated damages. Although the foregoing employment agreements were entered into with Xenonics, Inc. and not this company, Mr. Magerman and Mr. Kennedy are currently also providing the services required by those employment agreements to this company without additional compensation.

Keyman Life Insurance

     We do not currently maintain life insurance covering the death of any officer, director or key employee.

Family Relationships

     Michael L. Magerman is the son of Alan P. Magerman, our Chief Executive Officer and Chairman of our Board of Directors.

Stock Option Plan

     In 2003, we adopted a stock option plan, pursuant to which the Board of Directors has the authority to grant options to purchase up to a total of 1,500,000 shares of our common stock to our directors, officers, consultants and employees. Awards under the plan may be either non-qualified options or options intended to qualify as “Incentive Stock Options” under Section 422 of the Internal Revenue Code of 1986, as amended.

     The exercise price of options granted under the plan may not be less than 100% of the fair market value of the common stock on the day of grant. If options are granted to a person who controls more than 10% of our stock, then the exercise price may not be less than 110% of the fair market value on the day of the grant. The purchase price and method of exercise of each nonqualified option granted to officers and other key employees shall be determined by the board of directors. The purchase price is payable in full by cash. However, the board of directors may accept payment for the purchase price of the shares of common stock acquired upon exercise of an option, by optionee’s interest-bearing promissory note, or by any other so-called cashless exercises as permitted by law, or any combination of cash, check, shares and cashless exercises.

     Options granted under the stock option plan become exercisable and shall expire on such dates as determined by the board of directors, provided, however, that no term may exceed ten years from the date of grant, or five years from the date of grant in the case of any optionee holding more than 10 percent of the combined voting power of all classes of our capital stock as of the date of grant. After options become exercisable they may be exercised at any time or from time to time as to any part thereof.

     Options are not transferable except by will or by the laws of descent and distribution; during the life of the person to whom the option is granted, that person alone may exercise them. All rights to exercise options terminate 90 days after the date a grantee ceases to be an employee of this company or any subsidiary for any reason other than death or disability.

SECURITY OWNERSHIP OF CERTAIN

BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth certain information regarding the beneficial ownership of our common stock as of July 31, 2004, by (i) each person who is known by us to own beneficially more than 5% of our outstanding voting securities; (ii) each of our current directors; (iii) the Named Executive Officers set forth under the caption “Executive Compensation” above; and (iv) all current executive officers and directors of a group:

	Amount of Common
	Stock & Nature of
	Beneficial		Percent of Ownership
Name & Address of Beneficial Owner(1)	Ownership(2)		of Common Stock
Selig Zises	3,049,950	(3)	20.59%
767 Third Avenue
New York, NY 10017
Theodore Aroney	1,244,122	(4)	8.57%
7220 Arenal Lane
Carlsbad, California 92009
Alan Cohen	938,250		6.62%
934 Closter Dock Road
Alpine NJ, 07620
Robert F. Buie	318,314	(5)	2.24%
11260 El Camino
San Diego, CA 92130
Michael L. Magerman	124,917	(6)	0.88%
Jeffrey P. Kennedy	718,971	(7)	4.95%
Alan P. Magerman	1,003,258	(8)	6.82%
Richard M. Rodstein	-0-		—
Richard J. Naughton	-0-		—
Eli Shapiro	1,041,278	(9)	7.27%
All executive officers and Directors as a group (8 persons)	2,923,404	(10)	19.09%

(1)	Except as otherwise indicated, the address of each stockholder is c/o Xenonics Holding, Inc., 2236 Rutherford, Suite 123, Carlsbad, California, 92008.

(2)	The number of shares of common stock issued and outstanding on July 31, 2004 was 14,166,878 shares. The calculation of percentage ownership for each listed beneficial owner is based upon the number of shares of common stock issued and outstanding on July 31, 2004, plus shares of common stock subject to options held by such person on that date and exercisable within 60 days thereafter.

(3)	Selig Zises’ total shares include (i) 1,482,833 shares held by Selig Zises IRA Delaware Charter Trust, (ii)858,117 shares held by Xenonics Grat (a grant trust established for Mr. Zises’ daughter) and 4,400 shares held by each of Ellyn Bank and Joan Nielsen, and 8,800 shares held by each of Jay, Justin, Meryl, Nancy, and Samantha Zises, and 13,200 shares held by Lara Zises. In addition, Mr. Zises controls warrants for the purchase of an additional 643,000 shares.

(4)	Includes (i) 60,000 shares owned by Theodore Aroney TTEE FBO , (ii) 643,122 shares owned by the Theodore Aroney Revocable Trust DTD 11/8/94, and warrants to purchase 356,000 additional shares, and (iii) 533,726 shares.

(5)	Robert Buie, a director of the Company, has the right to acquire beneficial ownership of 33,333 shares through stock options, and 25,000 through warrants, exercisable within 60 days of July 31, 2004.

(6)	Michael Magerman, a director of the Company, has the right to acquire beneficial ownership of 33,333 shares through stock options exercisable within 60 days of July 31, 2004.

(7)	Jeffrey Kennedy, a director of the Company, has the right to acquire beneficial ownership of 245,000 shares through stock options, and 100,000 shares through warrants, exercisable within 60 days of July 31, 2004.

(8)	Alan Magerman, a director of the Company, has the right to acquire beneficial ownership of 350,000 shares through stock options, and 202,500 shares through warrants, exercisable within 60 days of July 31, 2004. His total shares include 160,000 shares owned by his wife, Phyllis Magerman.

(9)	Eli Shapiro, a director of the Company, has the right to acquire beneficial ownership of 33,333 shares through stock options, and 122,500 shares through warrants, exercisable within 60 days of July 31, 2004. His total shares include 585,445 shares held by the Eli Shapiro Rev Trust UA Dated 05/27/93, 100,000 shares held by the Brad & Kathy Shapiro Rev Trust UA Dated 07/26/95, 100,000 shares held by Leslie Raven Trust UA Dated 9/25/03 and 100,000 shares held by the Jan Albert Trust UA Dated 9/25/03.

(10)	All current executive officers and directors include: Robert F. Buie, Michael Magerman, Jeffrey Kennedy, Alan P. Magerman, Eli Shapiro, and Donna G. Lee They have the right to acquire 1,144,999 shares through stock options and warrants exercisable within 60 days of July 31, 2004.

SELLING STOCKHOLDERS

     The shares to be offered by the selling stockholders are “restricted” securities under applicable federal and state securities laws and are being registered under the Securities Act of 1933, as amended (the “Securities Act”) to give the selling stockholders the opportunity to publicly sell these shares. The registration of these shares does not require that any of the shares be offered or sold by the selling stockholders. The selling stockholders may from time to time offer and sell all or a portion of their shares in private negotiated transactions or on a public trading market, if our common stock ever is listed on such a trading market.

     The registered shares may be sold directly or through brokers or dealers, or in a distribution by one or more underwriters on a firm commitment or best efforts basis. To the extent required, the names of any agent or broker-dealer and applicable commissions or discounts and any other required information with respect to any particular offer will be set forth in a prospectus supplement. See “Plan of Distribution.” The selling stockholders and any agents or broker-dealers that participate with the selling stockholders in the distribution of registered shares may be deemed to be “underwriters” within the meaning of the Securities Act, and any commissions received by them and any profit on the resale of the registered shares may be deemed to be underwriting commissions or discounts under the Securities Act.

     No estimate can be given as to the amount or percentage of our common stock that will be held by the selling stockholders after any sales made pursuant to this prospectus because the selling stockholders are not required to sell any of the shares being registered under this prospectus. The following table assumes that the selling stockholders will sell all of the shares listed in this prospectus.

     The following table sets forth the beneficial ownership of the selling stockholders:

	Beneficial Ownership				Beneficial Ownership
	Before Offering(1)				After Offering(1)
	Number of			Number of Shares	Number of
Selling stockholder	Shares		Percent	Being Offered	Shares	Percent
Don Michael Petullo	15,000		*	10,000	5,000	*
Norman E. Karel	406,375		2.87	120,000	286,375	2.02
Allen Fox	278,035		1.96	30,000	248,035	1.75
Zuhair Hirmez	165,000		1.17	30,000	135,000	*
Merle Bohm	50,000		*	50,000	-0-	—
Paul Sloan	170,000		1.20	110,000	60,000	*
Theodore Aroney	1,244,122		8.79	185,000	1,059,122	7.30
Alan Cohen	938,250		6.63	755,250	183,000	1.29
Luba Kuntz	25,000		*	25,000	-0-	—
Mitchell Posner	15,000		*	15,000	-0-	—
B Michael Pisani	33,750		*	3,750	30,000	*
William J. Ritger	3,000		*	3,000	-0-	—
Loraine Graves	6,000		*	6,000	-0-	—
A.R. Moossa, MD	2,000		*	2,000	-0-	—
Brian C. Quinn	10,000		*	10,000	-0-	—
Charles W. Dollar	20,000		*	5,000	15,000	*
Mark J. Gillis	8,687		*	5,375	3,312	*
Robert Gillis	3,312	(4)	*	3,312	-0-	*
Christopher Shufeldt	7,200	(4)	*	7,200	-0-	—
Nob Hill Capital(5)	400,000		2.82	400,000	-0-	—
Nob Hill Capital II(5)	50,000		*	50,000	-0-	—
Michael Balog	150,000		1.06	150,000	-0-	—
Bryant Park Capital, Inc. (6)	20,000		*	20,000	-0-	—
White Rock Capital Partners, L.P. (7)	500,000	(2)	3.53	200,000	300,000	2.11
Texrock, Ltd. (8)	50,000	(3)	*	50,000	-0-	—
Westminster Securities Corporation(9)	6,000	(4)	*	6,000	-0-	—
Monarch Capital Group LLC(10)	5,000	(4)	*	5,000	-0-	—
Kimball & Cross(11)	10,797	(4)	*	10,797	-0-	—
Hudson Valley Capital Management(12)	86,656	(4)	*	86,656	-0-	—

*	Less than 1%

(1)	Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of common stock subject to options, warrants and convertible securities currently exercisable or convertible, or exercisable or convertible within 60 days, are deemed outstanding, including for purposes of computing the percentage ownership of the person holding the option, warrant or convertible security, but not for purposes of computing the percentage of any other holder.

(2)	Includes currently exercisable warrants to purchase 40,000 shares of common stock.

(3)	Includes currently exercisable warrants to purchase 10,000 shares of common stock.

(4)	Consists of shares issuable upon the exercise of currently exercisable warrants to purchase shares of common stock.

(5)	Steve Mittlel has voting and investment control of the securities held by Nob Hill Capital and Nob Hill Capital II.

(6)	Joel Magerman, Sam Schwartz, Christopher Wilson, John Jellinek, Richard Crandall have voting and investment control of the securities held by Bryant Park Capital, Inc.

(7)	Thomas U. Barton and Joseph U. Barton share voting and investment control of the securities held by White Rock Capital Partners, L.P.

(8)	Thomas U. Barton and Joseph U. Barton share voting and investment control of the securities held by Texrock, Ltd.

(9)	John P. O’Shea, Daniel Luskind and Henry Krauss share voting and investment control of the securities held by Westminster Securities Corporation.

(10)	Anthony Marchese has voting and investment control of the securities held by Monarch Capital Group LLC.

(11)	John C. Clifford, Richard R. Laine, Jr. and John E. Tobin share voting and investment control of the securities held by Kimball & Cross.

(12)	Mark Gillis and Charles Dollar share voting and investment control of the securities held by Hudson Valley Capital Management.

     Of the selling stockholders, the following had a material relationship with this company, or have held any officer or position with this company during the past three years:

     (i) Bryant Park Capital, Inc. was engaged by us in March 2004 to provide financial advisory services and has received a total of $98,000 in cash and 20,000 shares of our common stock as fees under that agreement. See, “Certain Relationships and Related Transactions,” below.

     (ii) In February, 2003, Theodore Aroney extended a $250,000 loan to us, which loan was evidenced by a convertible promissory note. In March 2004, Mr. Aroney converted the convertible promissory note into 533,726 shares of Xenonics Holdings, Inc. common stock. The convertible note had an outstanding balance of principal and unpaid interest of $266,863 and was convertible at a price of $0.50 per share.

     (iii) Nob Hill Capital, Nob Hill Capital II, Michael Balog, White Rock Capital Partners, L.P., and Texrock, Ltd. are unaffiliated investors who purchased their shares listed in the above table from us in March and April 2004 in private sales.

     (iv) Westminster Securities Corporation, Monarch Capital Group, LLC, and Kimball & Cross acted as placement agents in connection with the Company’s July 2003 private placement of 1,459,652 shares of its common stock at a price of $0.875 per share, and received the warrants to purchase the shares listed in the above table as compensation for their services.

     To our knowledge no selling stockholder nor any of their affiliates has held any position or office with, been employed by or otherwise has had any material relationship with us or our affiliates during the three years prior to the date of this prospectus.

PLAN OF DISTRIBUTION

     We will pay the costs and fees of registering the shares of common stock, but the selling stockholders will pay any brokerage commissions, discounts or other expenses relating to the sale of these shares. Until our shares of common stock are quoted on a public trading market, such as the OTC Bulletin Board, the Nasdaq Stock Market, or the American Stock Exchange, the selling stockholders may only offer and sell the shares of common stock by pursuant this prospectus at a fixed price of $5.00 per share. However, commencing on the date that our shares of common stock are listed in either of the foregoing public trading markets, the shares listed in this prospectus may thereafter be offered and sold pursuant to this prospectus at any price, whether at the prevailing market prices or at negotiated prices. In addition, if our shares are listed on a public trading market, the selling stockholders may sell some or all of their shares through:

•	a block trade in which a broker-dealer may resell a portion of the block, as principal, in order to facilitate the transaction;

•	purchases by a broker-dealer, as principal, and resale by the broker-dealer for its account; or

•	ordinary brokerage transactions and transactions in which a broker solicits purchasers.

     When selling the shares of common stock over a public trading market, if our common stock is listed on such a market, the selling stockholders may enter into hedging transactions. For example, the selling stockholders may:

•	enter into transactions involving short sales of the shares by broker-dealers;

•	sell shares short themselves and redeliver the shares to close out their short positions;

•	enter into option or other types of transactions that require the selling stockholder to deliver shares to a broker-dealer, who will then resell or transfer the common shares under this prospectus; or

•	loan or pledge the shares to a broker-dealer, who may sell the loaned shares or, in the event of default, sell the pledged shares.

     The selling stockholders may pay broker-dealers commissions, discounts or concessions for their services. The selling stockholders and any broker-dealers involved in the sale or resale of the shares of common stock may qualify as “underwriters” within the meaning of Section 2(a)(11) of the Securities Act, and may have civil liability under Section 11 and 12 of the Securities Act for any omissions or misstatements in this prospectus and the registration statement of which it is a part. In addition, the broker-dealers’ commissions, discounts or concession may qualify as underwriters’ compensation under the Securities Act.

     In addition to selling their shares under this prospectus, the selling stockholders may transfer their shares in other ways not involving market makers or established trading markets, including directly by gift, distribution or other transfer.

     To comply with the securities laws of some states, if applicable, the shares may be sold in those states only through brokers or dealers. In addition, in some states, the shares may not be sold in those states unless they have been registered or qualified for sale in those states or an exemption from registration or qualification is available and is complied with.

     If necessary, the specific common stock to be sold, the names of the selling stockholders, the respective purchase prices and public offering prices, the names of any agent, dealer or underwriter, and any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement of which this prospectus is a part.

     The rules and regulations in Regulation M under the Exchange Act provide that during the period that any person is engaged in the distribution (as that term is defined in Regulation M) of our common stock, that person generally may not purchase common stock. The selling stockholders are subject to applicable provisions of the Securities Act of 1933 and Securities Exchange Act of 1934 and the rules and regulations thereunder, including, without limitation, Regulation M, which provisions may limit the timing of purchases and sales of our common stock by the selling stockholders. The foregoing may affect the marketability of our common stock.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Transactions Between Xenonics, Inc. and its Affiliates and Xenonics Holdings, Inc. and its Affiliates

     Prior to the closing of the acquisition of Xenonics, Inc., Lynn Dixon owned 11,000,000 (or 95%) of the issued and outstanding common stock of Xenonics Holdings, Inc. and, therefore, was an affiliate of that company. In connection with our acquisition of Xenonics, Inc., Mr. Dixon cancelled 9,026,400 of those shares for no consideration. As a result, Mr. Dixon’s shareholdings immediately after the acquisition of Xenonics, Inc. were reduced to 1,973,600 of our shares of common stock.

     In October 2001, we borrowed $500,000 to use as working capital from Dr. Eli Shapiro, a director and stockholder of this company. Dr. Shapiro obtained these funds through a loan from a bank, which loan we guaranteed. We made our loan payments directly to the bank. The interest rate on the loan was 7.5% from October 2001 through October 2002, was renewed at 6.25% through October 2003, and was renewed again at a reduced principal rate of $400,000 and an interest rate of 5.5% through October 2004. The loan was repaid and closed in March 2004 and the lien on our assets was released. In July 2001, we also borrowed an additional $184,000 from Dr. Shapiro at an interest rate of 10% per annum. This $184,000 unsecured loan was fully repaid in March 2004.

     In February 2003, we borrowed $250,000 from a stockholder, Theodore Aroney, in the form of a convertible note, secured by substantially all of our assets, with an interest rate of 6% per annum, due on demand or in the event that we completed a private placement of our common stock. The promissory note was convertible at $0.50 per share. In March 2004, the full principal amount and all accrued interest on this loan was converted into 533,726 shares of our common stock.

     In March 1997 we entered into a license agreement with Lightrays, Ltd. pursuant to which we received a license to a patent and to certain related intellectual property. In consideration for the license, we issued 100,000 shares of common stock to Lightrays and agreed to pay Lightrays up to $3,967,000 (which amount would be paid based on future gross profits and sales). Subsequent to the agreement, we initiated a lawsuit against the former general partner of Lightrays, Ltd. In April 1998 we amended the license agreement and reduced the amount of the future payment to $400,000 and issued an additional 150,000 shares of our common stock to Lightrays. In addition, in connection with the amendment of the license agreement, we dismissed Lightrays from the lawsuit. The $400,000 payment is to be made from our 50% of our after-tax earnings until the aggregate amount of such payments equals $400,000. We also currently own a 10% interest in Lightrays. In August 2004, we entered into a term sheet with Lightrays pursuant to which we agreed to (a) issue to Lightrays 97,000 shares of our common stock, and (b) to transfer to Lightrays the 10% limited partnership interest we owned in that partnership. In that term sheet, Lightrays agreed (i) to accept the 97,000 shares and the 10% interest as payment in full for all obligations we may owe Lightrays, including the $400,000 cash payment, and (ii) to assign and transfer the Lightrays patent and related intellectual property to us. The transaction contemplated by the foregoing term sheet still has be to completed and incorporated into a definitive agreement. The current general partner of Lightrays is Robert Buie, a member of our Board of Directors and one of our stockholders.

     In March 2004, we engaged Bryant Park Capital, Inc. (“BPC”) as our exclusive financial advisor in connection with possible capital raising transactions. We have also engaged BPC to provide financial advisory services, if requested by us, in connection with any merger and acquisition transactions or any strategic alliances we may enter into. Under the engagement letter, as amended to date, we issued to BPC 20,000 shares of our common stock, valued at $2.50 per share, as an initial engagement fee and agreed to pay BPC $10,000 per month during the term of the agreement. The 20,000 shares that we have issued to BPC are included in this prospectus. In addition, we will be obligated to pay BPC various success fees depending on future transactions. In the event that we engage in any financing transactions, we have agreed to (i) pay BPC a cash fee equal to 8% of all monies raised by us from investor introduced to us by BPC ,and (ii) issue BPC warrants to buy stock equal at the price such securities were sold to investors in an amount equal to 8% of the value of the capital infusion transaction. In the event that we engage in a merger or acquisition transaction and BPC provides advisory services to us at our request, we have agreed to pay BPC a fee equal to 2.5% of the consideration paid in the merger or acquisition transaction. Finally, if we enter into a strategic alliance with a party introduced by BPC to us during the term of our agreement with BPC, or during the 18 months after the terminations of BPC’s engagement, we have agreed to pay BPC a cash fee equal to 2.5% of the value of the strategic alliance transaction. The initial term of our agreement with BPC is 180 days and may be terminated by either party at any time. In April 2004, we paid BPC as a fee for acting as a placement agent in connection with the sale of $850,000 of our securities to two institutional investors. The amount of the fee paid to BPC was $100,000. The principal of BPC is Joel Magerman, a son of Alan P. Magerman (our Chairman of the Board and Chief Executive Officer) and brother of Michael Magerman (director of Xenonics Holdings, Inc.).

DESCRIPTION OF SECURITIES

     We are presently authorized to issue 20,000,000 shares of $.001 par value common stock and 5,000,000 shares of $0.001 par value preferred stock. As of July 31, 2004, we had 14,166,878 shares of common stock issued and outstanding and no preferred stock issued and outstanding.

Common Stock

     The holders of our common stock are entitled to equal dividends and distributions per share with respect to the common stock when, as and if declared by the Board of Directors from funds legally available therefore. No holder of any shares of common stock has a preemptive right to subscribe for any of our securities, nor are any common shares subject to redemption or convertible into other securities. Upon liquidation, dissolution or winding-up of our company, and after payment of creditors and preferred stockholders, if any, the assets will be divided pro rata on a share-for-share basis among the holders of the shares of common stock. All shares of common stock now outstanding are fully paid, validly issued and non-assessable. Each share of our common stock is entitled to one vote with respect to the election of any director or any other matter upon which stockholders are required or permitted to vote.

Preferred Stock

     Under our articles of incorporation, the Board of Directors has the power, without further action by the holders of the common stock, to designate the relative rights and preferences of the preferred stock, and to issue the preferred stock in one or more series as designated by the board of directors. The designation of rights and preferences could include preferences as to liquidation, redemption and conversion rights, voting rights, dividends or other preferences, any of which may be dilutive of the interest of the holders of the common stock or the preferred stock of any other series. The issuance of preferred stock may have the effect of delaying or preventing a change in control of the company without further stockholder action and may adversely affect the rights and powers, including voting rights, of the holders of the common stock.

Registration Rights

     On April 23, 2004, we entered into a securities purchase agreement with White Rock Capital Partners, L.P. and Texrock, Ltd. in connection with the sale to these two investors of $850,000 of our common stock and warrants. Pursuant to that agreement, we are obligated to include both (i) the 200,000 shares sold to the investors, and (ii) the 50,000 shares underlying their warrants, in the registration statement of which this prospectus is a part.

     We have entered into registration rights agreements with the investors who purchased 600,000 shares of our common stock in March 2004. In those agreements, we agreed to register the shares that they purchased at our expense. We are required to use our best efforts to file a registration statement covering these securities to register with the SEC and to cause that registration statement be declared effective by the SEC. This prospectus includes the shares that we are obligated to register under the registration rights agreements.

     In connection with our Xenonics, Inc. reorganization, we assumed outstanding warrants that had been previously issued by Xenonics, Inc. These warrants entitle the holders to purchase, in the aggregate, a total of 2,333,500 shares of our common stock. The form of warrant certificate that we issued to the former warrantholders of Xenonics, Inc. contain “piggyback” registration rights pursuant to which we have agreed to include the 2,333,500 shares of our common stock underlying those warrants in any registration statement that we file until July 2008. We are not, however, required to include the warrant shares (i) in any registration statement filed before July 23, 2004 to register the distribution of warrants and/or to register shares for selling stockholders, or (ii) in an underwritten public offering if the managing underwriter advises the company in writing that in its opinion the total amount of securities requested to be included in such registration exceeds the amount of securities which can be sold in such offering. If we are so advised by the managing underwriter, we are required to include in such registration: (i) first, all securities the company proposes to sell, and (ii) second, up to such amount of securities requested to be included in such registration by the holders of the warrants which, in the opinion of such managing underwriter, can be sold.

     The warrants that we issued to the three participating dealer’s in our July 2003 private placement (representing a right to purchase an aggregate of 118,965 shares of our common stock) grant the holders of those warrants both “piggyback registration” and “demand registration” rights. Under the piggyback registration provisions, we are required to register the 118,965 shares of our common stock in any registration statement that we file until July 2008. The demand registration provisions grant the majority of the holders of the warrants the right, exercisable until July 2008, to demand that we register the 118,965 shares underlying their warrants. We are required to use our best efforts to file a registration statement covering the securities that we have been requested to register with the SEC within thirty days of our receipt of the demand request. We agree to use our commercially best efforts to have the registration statement be declared effective by the SEC. The holders of the participating dealer’s warrants have agreed to waive their right to have their shares included in this prospectus.

     We also orally agreed to register all 1,973,600 shares of our common stock that were then owned by Lynn Dixon, the principal stockholder of Digital Home Theater Systems, Inc. prior to the acquisition of Xenonics, Inc. In the nine months since the acquisition of Xenonics, Inc., Mr. Dixon has sold or otherwise transferred 1,771,934 of his 1,973,600 shares in a series of private transactions, and he now only owns 201,666 shares. While Mr. Dixon no longer owns all 1,973,600 shares, we have agreed to include in this prospectus the shares that he has transferred to the other stockholders. Of these 1,973,600 shares, 1,365,375 shares are included in this prospectus. The persons who acquired or otherwise received Mr. Dixon’s shares and elected to be included in this prospectus are included in the table contained under the caption “Selling Stockholders” in this prospectus.

     On July 1, 2004 we issued a five-year warrant to purchase 25,000 shares of our common stock to our new financial public relations firm. The warrant provides that if a registration statement is filed at any time on or before the Expiration Date to register any of our securities under the Securities Act, whether for our own account or on behalf of our selling stockholders, we will provide the holder of the warrant with at least forty-five (45) days prior written notice of such intention and, upon request from the holder, will cause the underlying shares issuable under that warrant designated by the holder to be registered. The foregoing registration obligation does not apply to a registration statement filed before July 1, 2005 to register the distribution of warrants and/or to register shares for selling shareholders. Notwithstanding the foregoing, if a registration is an underwritten public offering and the managing underwriter advises us in writing that in its opinion the total amount of securities requested to be included in such registration exceeds the amount of securities that can be sold in such offering, we agreed to include in such registration: (i) first, all securities that we propose to sell, and (ii) second, the number of shares up to the amount of shares requested to be included in the registration statement by the holders that in the opinion of the managing underwriter can be sold.

Shares Eligible For Future Sale

     As of June 30, 2004, we had 14,166,878 shares of common stock outstanding. That number does not include any shares that are reserved for issuance under outstanding options and that may be issued if and when the options are exercised.

     Freely Tradeable Shares After Offering. As of June 30, 2004, only 526,400 of our outstanding shares were free trading shares. However, upon the sale of the 2,354,340 shares covered by this prospectus, all of these 2,354,340 shares will also be freely tradable without restriction or limitation under the Securities Act. As a result, after the completion of this offering, there will be a total of 2,880,740 shares of our common stock that will be tradable without restriction under the Securities Act (assuming the warrants for the 168,965 shares are exercised). Other than these 2,880,740 shares, all of the remaining 11,455,103 shares are “restricted securities” as that term is defined in Rule 144 promulgated under the Securities Act.

     Rule 144. In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned restricted securities shares for at least one year, including persons who may be deemed our “affiliates,” as that term is defined under the Securities Act, would be entitled to sell within any three month period a number of shares that does not exceed the greater of 1% of the then outstanding shares (approximately 141,668 shares) or the average weekly trading volume of shares during the four calendar weeks preceding such sale. Sales under Rule 144 are subject to certain manner-of-sale provisions, notice requirements and the availability of current public information about the company. A person who has not been our affiliate at any time during the three months preceding a sale, and who has beneficially owned his shares for at least two years, would be entitled under Rule 144(k) to sell such shares without regard to any volume limitations under Rule 144.

     Of the 11,455,103 “restricted shares” currently outstanding (excluding the shares that are included in this prospectus), 10,817,877 will become eligible for public resale under Rule 144 commencing 90 days after the date of this Prospectus. The sale, or availability for sale, of substantial amounts of common stock could, in the future, adversely affect the market price of the common stock and could impair our ability to raise additional capital through the sale of our equity securities or debt financing. The future availability of Rule 144 to our holders of restricted securities would be conditioned on, among other factors, the availability of certain public information concerning the company.

     Form S-8 Registration of Options. We intend to file a registration statement on Form S-8 covering the shares of common stock that have been reserved for issuance under our stock option plan, which would permit the resale of such shares in the public marketplace.

Transfer Agent

     Our transfer agent is Interwest Transfer Co., Inc., 1981 East 4800 South, Salt Lake City, Utah 84117, (801) 272-9294.

INTERESTS OF NAMED EXPERTS AND COUNSEL

     No expert or counsel was hired on a contingent basis that will receive a direct or indirect interest in our business that is valued at greater than $50,000.

     The financial statements included in this prospectus have been audited by Windes & McClaughry Accountancy Corporation to the extent and for the periods indicated in their reports thereon. Such financial statements, and the related financial statement schedule, have been included in this prospectus and registration statement in reliance upon the reports of Windes & McClaughry Accountancy Corporation and upon the authority of such firm as experts in auditing and accounting.

INDEMNIFICATION OF OFFICERS AND DIRECTORS

     Our Articles of Incorporation provide that no officer or director shall be personally liable to this corporation or its stockholders for monetary damages except as provided pursuant to Nevada Revised Statutes. Our bylaws and Articles of Incorporation also provide that we shall indemnify and hold harmless each person who serves at any time as a director or officer of Xenonics Holdings, Inc. from and against any and all claims, judgments and liabilities to which such person shall become subject by reason of the fact that he is or was a director or officer of Xenonics Holdings, Inc., and shall reimburse such person for all legal and other expenses reasonably incurred by him or her in connection with any such claim or liability. We also have the power to defend such person from all suits or claims in accord with the Nevada Revised Statutes. The rights accruing to any person under our bylaws and Articles of Incorporation do not exclude any other right to which any such person may lawfully be entitled, and we may indemnify or reimburse such person in any proper case, even though not specifically provided for by the bylaws and Articles of Incorporation.

     We have also entered into indemnification agreements with all of our directors and with Chief Executive Officer, our President and Chief Operating Officer, and our Chief Financial Officer. Under the indemnification agreements, we are obligated to indemnify the foregoing persons against any and all expenses (including fees for attorneys), judgments damages, fines, penalties and amounts paid in settlement actually and reasonably incurred by the indemnitee in connection with any action, suit or proceeding (subject to certain limited exceptions), whether civil, criminal, administrative or investigative (including an action by us or in our name against such persons) to which those officers and directors are made a party as a result of the fact that at the time the indemnitee was a director, officer, employee or agent of this company. In addition, we have agreed to pay such costs or expenses as they are incurred and in advance of the final disposition of the action.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

LEGAL MATTERS

     Troy & Gould Professional Corporation, Los Angeles, California, has rendered an opinion with respect to the validity of the shares of common stock covered by this prospectus.

WHERE YOU CAN FIND MORE INFORMATION

     We have filed with the Securities and Exchange Commission (the Commission) a registration statement on Form SB-2 under the Securities Act for the common stock offered under this prospectus. Upon the effectiveness of the registration statement on Form SB-2, we will become subject to the information and periodic reporting requirements of the Exchange Act, and, in accordance therewith, will file periodic reports, proxy statements and other information with the Commission. These reports, proxy statements and other information filed by Xenonics Holdings, Inc. will be available for inspection and copying, at prescribed rates, at the public reference facilities of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. You may also obtain copies of any document that we file at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities. The Commission also maintains a Web site that contains all reports, proxy statements, information statements and other information that we may file from time to time at the site located at http://www.sec.gov. This prospectus does not contain all the information in the registration statement and its exhibits, which we have filed with the Commission under the Securities Act and to which reference is made.

INDEX TO FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

Consolidated Balance Sheets as of June 30, 2004 (unaudited), September 30, 2003 and December 31, 2002

Consolidated Statements of Operations for the Nine Months ended June 30, 2004 and 2003 (unaudited), the Nine-Months ended September 30, 2003 and year ended December 31, 2002

Consolidated Statements of Shareholders’ Equity (Deficit) for Period From January 1, 2002 to June 30, 2004

Consolidated Statements of Cash Flows for the Nine-Months ended June 30, 2004 and 2003 (unaudited), the Nine-Months ended September 30, 2003 and for the year ended December 31, 2002

Notes to Consolidated Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
shareholders of Xenonics Holdings, Inc.:

We have audited the accompanying consolidated balance sheets of Xenonics Holdings, Inc. (a Nevada corporation) as of September 30, 2003 and December 31, 2002, and the related consolidated statements of operations, changes in shareholders’ equity (deficit) and cash flows for the nine-month period ended September 30, 2003 and the year ended December 31, 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Xenonics Holdings, Inc. as of September 30, 2003 and December 31, 2002, and the consolidated results of its operations and its cash flows for the nine-month period ended September 30, 2003 and the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

/s/ WINDES & McCLAUGHRY ACCOUNTANCY CORPORATION

Long Beach, California January 14, 2004, except for Note 15 as to which the date is March 4, 2004

CONSOLIDATED BALANCE SHEETS

	Unaudited	Audited	Audited
	June 30,	September 30,	December 31,
$ in thousands, except share amounts	2004	2003	2002
Assets
Current assets:
Cash	$3,306	$126	$95
Accounts receivable, net of allowance for doubtful accounts of $0 for 2004, 2003 and 2002	1,597	527	154
Inventories, net	383	84	117
Other current assets	60	—	18

Total Current Assets	5,346	837	384

Equipment, furniture and fixtures at cost, less accumulated depreciation of $57, $53 and $50, respectively	28	5	9
Other non-current assets	68	57	33

Total Assets	$5,442	$899	$426

Liabilities and Shareholders’ Equity (Deficit)
Current liabilities:
Accounts payable	$1,107	$578	$467
Short-term borrowings	—	400	440
Accrued payroll and related taxes	229	50	25
Notes payable, current	132	566	433
Accrued interest	8	92	89
Accrued royalty	400	400	400

Total Current Liabilities	1,876	2,086	1,854

Notes payable, net of current portion	—	—	2,028
Accrued interest, net of current portion	—	—	422

Total Noncurrent Liabilities	—	—	2,450

Commitments and contingencies (Note 11)
Shareholders’ equity (deficit):
Preferred shares, $0.001 par value, 5,000,000 shares authorized, 0 shares issued and outstanding	—	—	1
Common shares, $0.001 par value, 20,000,000 shares authorized, 14,161,878 shares issued and outstanding	14	13	48
Additional paid-in capital	10,305	7,757	3,067
Accumulated deficit	(6,753)	(8,957)	(6,994)

Total Shareholders’ Equity (Deficit)	3,566	(1,187)	(3,878)

Total Liabilities and Shareholders’ Equity (Deficit)	$5,442	$899	$426

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Nine-months		Nine-months	Year
	Ended		Ended	Ended
	June 30,		September 30,	December 31,
	2004	2003	2003	2002
$ in thousands, except share amounts	Unaudited	Unaudited	Audited	Audited
Revenues	$10,984	$1,053	$1,580	$1,236

Cost of goods sold	6,385	856	1,241	1,057

Gross profit	4,599	197	339	179

Engineering, research and development	84	72	237	197
Selling, general and administrative	2,106	987	1,551	884

Income (loss) from operations	2,409	(862)	(1,449)	(902)
Other expense, net:
Interest expense, net	23	365	515	293
Other income, net	(14)	—	(2)	—

Income (loss) before provision for income taxes	2,400	(1,227)	(1,962)	(1,195)
Provision for income taxes	196	1	1	1

Net income (loss)	$2,204	$(1,228)	$(1,963)	$(1,196)

Net income (loss) per share:
Basic	.16	(.10)	(.15)	(.09)

Diluted	.14	(.10)	(.15)	(.09)
Weighted average shares outstanding
Basic	13,631	12,792	12,792	12,686

Diluted	16,271	12,792	12,792	12,686

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY (DEFICIT)

					Additional
	Preferred Stock		Common Stock		Paid-In	Accumulated
Dollars/shares in thousands	Shares	Amount	Shares	Amount	Capital	Deficit	Total
Balance at January 1, 2002	139	$1	4,268	$43	$2,626	$(5,798)	$(3,128)

Issuance of common stock	—	—	504	5	373	—	378
Noncash charge for re-issuance of stock options	—	—	—	—	68	—	68
Net loss	—	—	—	—	—	(1,196)	(1,196)
Balance at December 31, 2002	139	1	4,772	48	3,067	(6,994)	(3,878)

Conversion of debt of $2,028 and related accrued interest of $422 to common stock	—	—	3,267	33	2,417	—	2,450
Payment of interest expense of $12 with common stock	—	—	16	—	12	—	12
Issuance of common stock to employees, directors and consultants	—	—	362	4	267	—	271
Exchange of preferred stock for common stock	(139)	(1)	333	3	(2)	—	—
Common stock of DHTS for 100% of the Company	—	—	2,500	(76)	76	—	—
Issuance of common stock, in private placement, net of offering costs of $123	—	—	1,460	1	1,153	—	1,154
Issuance of common stock to bridge note holders	—	—	82	—	72	—	72
Noncash charge for re-issuance of stock options	—	—	—	—	375	—	375
Noncash charge for re-issuance of stock warrants	—	—	—	—	320	—	320
Net loss	—	—	—	—	—	(1,963)	(1,963)
Balance at September 30, 2003	—	—	12,792	13	7,757	(8,957)	(1,187)

Audited:
Options exercised	—	—	10	—	3	—	3
Issuance of common stock in private placement	—	—	600	1	1,499	—	1,500
Unaudited:
Warrants exercised	—	—	7	—	5	—	5
Issuance of common stock in private placement less transaction fee of $150	—	—	200	—	700	—	700
Conversion of debt of $250 and related accrued interest of $17 to common stock	—	—	533	—	267	—	267
Issuance of common stock for services		—	20	—	50	—	50
Noncash charge for stock options	—	—	—	—	24	—	24
Net income	—	—	—	—	—	2,204	2,204

Unaudited balance at June 30, 2004	—	—	14,162	$14	$10,305	$(6,753)	$3,566

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASHFLOWS

	Nine-months		Nine-months	Year
	Ended		Ended	Ended
	June 30,		September 30,	December 31,
	2004	2003	2003	2002
$ in thousands	Unaudited	Unaudited	Audited	Audited
Cash flows from operating activities:
Net income (loss)	$2,204	$(1,228)	$(1,963)	$(1,196)
Adjustments to reconcile net income (loss) to net cash provided by (used for) operating activities:
Depreciation and amortization	4	2	4	8
Stock based expense	24	217	718	68
Warrant expense	—	—	320	—
Interest expense converted to common stock	8	—	12	—
Issuance of common stock for services	50	—	—	—
Changes in operating assets and liabilities:
Accounts receivable	(1,070)	65	(373)	(85)
Inventories, net	(199)	42	(67)	(41)
Other assets	(98)	5	(6)	(9)
Accounts payable	529	261	111	186
Accrued payroll and related taxes	179	—	25	(4)
Accrued interest	(84)	120	45	171

Net cash used for operating activities	1,547	(516)	(1,174)	(902)

Cash flows from financing activities:
Repayment of short-term borrowings	(400)	(120)	(40)	(135)
Repayments on notes payable	(176)	(218)	(484)	(347)
Proceeds from issuance of notes payable	—	821	575	1,081
Issuance of common stock	2,209	—	1,154	378

Net cash provided by financing activities	1,633	483	1,205	977

Increase in cash	3,180	(33)	31	75
Cash, beginning of period	126	39	95	20
Cash, end of period	$3,306	$6	$126	$95

Supplemental cash flow information:
Cash paid during the year for income taxes	$196	$1	$1	$2
Cash paid during the year for interest	$12	$46	$47	$28

Noncash transactions:
Conversion of long-term debt to common stock	—	—	$2,028	—
Conversion of accrued interest to common stock	—	—	$422	—
Exchange of preferred stock for common stock	—	—	$3	—
Issuance of common stock of DHTS for 100% of the Company	—	—	$76	—
Issuance of common stock for notes payable plus accrued interest	$267	—	—	—

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. OPERATIONS AND OTHER ORGANIZATIONAL MATTERS

     Xenonics, Inc. (Xenonics) was organized under the laws of the state of Delaware in November 1996. Xenonics was formed to develop and commercialize compact, ultra-high intensity illumination products, based on patented technology. Xenonics markets its products directly to end users on a contract and purchase order basis in a variety of markets for military, law enforcement, security, and search and rescue applications.

     In July 2003, Xenonics completed a reorganization with Digital Home Theater Systems, Inc. (DHTS), a Nevada corporation that had previously operated as a multimedia service provider. DHTS had discontinued operations in 1999. In connection with the transaction, DHTS acquired 100% of Xenonics for 8,750,000 shares of common stock. Immediately preceding the transaction, DHTS issued 1,459,652 shares of its stock at $0.875 per share for total gross proceeds of $1,277,196. Legal and commission costs incurred in the private placement totaled $123,276. Upon the closing of the reorganization, DHTS changed its name to Xenonics Holdings, Inc. (Holdings), together with Xenonics, collectively, the “Company”. The transaction was accounted for as a recapitalization of Xenonics with an issuance of common stock for cash. Although Holdings was the legal acquirer in the transaction, Xenonics was the accounting acquirer and, as such, its historical financial statements will continue. No goodwill was recorded as a result of the transaction.

     The Company’s consolidated financial statements as of June 30, 2004, September 30, 2003 and December 31, 2002 have been prepared on a continuing operations basis which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business. The Company is largely dependent upon government orders for its revenue. With current assets of $5.4 million and a backlog of $773,000 as of June 30, 2004, the Company anticipates that cash requirements for the next 12 months will be provided by its existing financial resources and its operations.

     Unaudited Interim Information — The information presented as of the nine months ended June 30, 2004 and 2003 is unaudited. In the opinion of management, the unaudited interim financial information includes all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the Company’s financial position as of June 30, 2004, and the results of its operations and its cash flows for the nine months ended June 31, 2004 and 2003. The Company’s results of operations and cash flows for the interim periods are not necessarily indicative of the results to be expected for any other interim period or a full year. The data disclosed in these notes to financial statements at such dates and for such periods are also unaudited.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Principles of Consolidation - The consolidated financial statements include the accounts of Holdings and its wholly owned subsidiary Xenonics. All significant inter-company items have been eliminated upon consolidation. Xenonics Holdings, Inc. currently is the 100% shareholder of Xenonics, Inc. Xenonics has 135,000 warrants outstanding to one individual that did not convert into Holdings warrants.

     Reporting Periods — The Company’s financial statements as of and for the period ended June 30, 2004 include unaudited results for the nine-months then ended with the comparative information for the nine-months ended June 30, 2003. All references in these financial statements to such periods are unaudited unless otherwise indicated. The Company’s financial statements at September 30, 2003 include the results of its operations and cash flows for the nine-months then ended. The Company’s financial statements at December 31, 2002 include its operations and cash flows for the year then ended.

     Use of Estimates - The preparation of financial statements, in conformity with accounting principles generally accepted in the United States, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities, at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Cash and Cash Equivalents — The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

     Allowance for Doubtful Accounts — There currently is not an estimate for the allowance for doubtful accounts based upon historical write off experience and any known specific issues or disputes which exist as of the balance sheet date. Management does not have any reason to believe that any outstanding receivable balances at June 30, 2004 will not be paid.

     Equipment and Leasehold Improvements — Equipment and leasehold improvements are stated at cost. Depreciation is computed using the straight-line method on the estimated useful lives of the assets, generally ranging from five to seven years. Leasehold improvements are amortized using the straight-line method over the shorter of the estimated useful life of the asset or the lease term. Expenditures for repairs and maintenance are charged to operations as incurred.

     Long-Lived Assets - The Company reviews long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Any long-lived assets held for disposal are reported at the lower of their carrying amounts or fair value less costs to sell.

     Fair Value Of Financial Instruments — The Company’s principal financial instruments represented by cash, trade receivables, accrued expenses and notes payable, approximate their fair value due to the short-term nature of these items.

     Inventories - Inventories are composed of raw materials, work-in process and finished goods, which are stated at the lower of cost (using the first-in first-out method) or market.

     Revenue Recognition - The Company recognizes revenue upon shipment in accordance with Staff Accounting Bulletin (SAB) No. 101. The Company recognizes revenue when it meets the four criteria for revenue recognition outlined in paragraph 1 of SAB No. 101. The Company has evidence that arrangements exist and the price to the buyer is fixed through signed contracts or purchase orders. Shipping documents illustrate that delivery of product has occurred. Collectibility is reasonably assured through one or more of the following: government purchase, historical payment practices or review of new customer credit. Customers do not have the right to return product unless it is damaged or defective.

     Industry Segment And Geographical Data - The Company operates in one industry segment, which includes security lighting systems. Substantially all revenue is from the US government.

Industry segment and geographical data:

	June 30,	June 30,	September 30,	December 31,
	2004	2003	2003	2002
	Unaudited	Unaudited
US Military	94%	48%	92%	44%
US Border Patrol	5%	43%	2%	48%
International	1%	6%	4%	4%
Other	—	3%	2%	4%

	100%	100%	100%	100%

     Cost of Goods Sold - Cost of goods sold includes raw materials and components, labor, and manufacturing overhead. Also included are the costs invoiced to the Company related to outside production of product through a three-year exclusive manufacturing agreement.

     Income Taxes - Income taxes are provided for the effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of certain assets and liabilities for financial and income tax reporting. Deferred taxes are classified as current or non-current depending on the classification of the assets and liabilities to which they relate. Deferred taxes arising from temporary differences that are not related to an asset or liability are classified as current or non-current depending on the periods in which the temporary differences are expected to reverse. A valuation allowance is established when necessary to reduce deferred tax assets if it is more likely than not that all, or some portion of, such deferred tax assets will not be realized.

     Per Share Information - Basic net income or loss per share is based on the weighted average number of shares outstanding during the period. For the nine-month period ended June 30, 2004, diluted net income per share includes stock options, warrants and convertible debt if their effect was dilutive. In the nine-month period ended June 30, 2003, the nine-month transition period ended September 30, 2003 and twelve months ended December 31, 2002, diluted net loss per share includes stock options if their effect is not anti-dilutive. The weighted average number of shares for December 31, 2002 has been retroactively restated to reflect the number of shares received in the reorganization.

     Research and Development - Engineering, research and development costs are expensed as incurred. Substantially all engineering, research and development expenses are related to new product development and designing improvements in current products.

     Stock Options - The Company uses the stock option expense provisions of Statement of Financial Accounting Standards (SFAS) No. 123, Accounting for Stock-Based Compensation, as amended by SFAS No.148, Accounting for Stock-Based Compensation-Transition and Disclosure: An amendment of FASB Statement 123, under which compensation expense is recognized at the date of the grant using an option-pricing model.

     Major Concentrations – For the nine-month period ending June 30, 2004, the US Army contributed 75% of revenue. This consisted of orders from six different units, although one unit contributed 41%. For the same period ending June 30, 2003, two customers individually represented 43% and 29% of the Company’s total revenue and neither were from US Army units. For the nine-month period ended September 30, 2003, two customers individually represented 71% and 13% of the Company’s total revenue. For the year ended December 31, 2002, two customers individually represented 47% and 33% of the Company’s total revenue.

     As of June 30, 2004, two customers represented 97% of the Company’s total accounts receivable with 80% and 17%. As of June 30, 2003, two customers represented 72% and 13% of the Company’s total accounts receivable. As of September 30, 2003, one customer represented 95% of the Company’s total accounts receivable. As of December 31, 2002, one customer represented 79% of the Company’s total accounts receivable.

     For the nine-month period ended June 30, 2004, one vendor represented 71% of purchases. (See Note 11, Commitments and Contingencies). In the same period in 2003, two vendors each individually represented 14% of the Company’s purchases. For the nine-month period ended September 30, 2003, the Company had one vendor which represented 70% of cost of goods sold. (See Note 11, Commitments and Contingencies). For the year ended December 31, 2002, three vendors individually represented 10%, 16% and 17% of the Company’s cost of goods sold.

     Recent Accounting Pronouncements

     In August 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. This Statement addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes FASB Statement No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of. The provisions of the Statement are effective for financial statements issued for fiscal years beginning after December 15, 2001. There was no material effect from adoption of this pronouncement.

     In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. SFAS 146 addresses accounting and reporting costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity. This statement requires that a liability for a cost associated with and exit or disposal activity shall be recognized and measured initially at its fair value in the period that the liability is incurred. This statement is effective for exit or disposal activities that are initiated after December 31, 2002. The Company does not believe that the adoption of SFAS 146 will have a significant impact on its consolidated financial statements.

     In November 2002, the FASB issued Interpretation No. 45 (FIN 45), Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees and Indebtedness of Others. FIN 45 elaborates on the disclosures to be made by the guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also requires that a guarantor recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and measurement provisions of this interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002; while the provisions of the disclosure requirements are effective for financial statements of interim or annual reports ending after December 15, 2002. At September 30, 2003, the Company had no guarantees outstanding. The Company has adopted FIN 45, which had no material effect on the consolidated financial statements.

     In December 2002, the FASB issued SFAS 148, Accounting for Stock-Based Compensation-Transition and Disclosure: An amendment of FASB Statement 123. This Statement amends SFAS 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock based employee compensation and the effect of the method used on reported results. The disclosure provisions of SFAS 148 are applicable for fiscal periods ending after December 15, 2002. The Company has adopted SFAS 148, which had no material effect on the consolidated financial statements.

     In January 2003, the FASB issued FIN 46, Consolidation of Variable Interest Entities, which changes the criteria by which one company includes another entity in its consolidated financial statements. FIN 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity’s activities or entitled to receive a majority of the entity’s residual returns or both. The consolidation requirements of FIN 46 apply immediately to variable interest entities created after January 31, 2003, and apply in the first fiscal period beginning after June 15, 2003, for variable interest entities created prior to February 1, 2003. The Company has not entered into any transactions or other arrangements which they believe would be considered variable interest entities and accordingly expects that the adoption of this Interpretation will have no impact on the Company’s consolidated results of operations or financial position.

     In April 2003, the FASB issued SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities. SFAS No. 149 is intended to result in more consistent reporting of contracts as either freestanding derivative instruments subject to SFAS No. 133 in its entirety, or as hybrid instruments with debt host contracts and embedded derivative features. In addition, SFAS No. 149 clarifies the definition of a derivative by providing guidance on the meaning of initial net investments related to derivatives. This statement is effective for contracts entered into or modified after June 30, 2003. The Company does not believe the adoption of SFAS No. 149 will have a material effect on its consolidated financial position, results of operations or cash flows.

     In May 2003, the FASB issued SFAS No.150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity. SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS No. 150 was adopted by the Company on October 1, 2003. Management does not believe that the adoption of the Statement will have a material affect on the Company’s consolidated financial position, results of operations or cash flows.

3. INVENTORIES

Inventories were comprised of (in thousands):

	June 30,	September 30,	December 31,
	2004	2003	2002
	Unaudited
Raw materials	$89	$70	$77
Work in process	37	59	20
Finished goods	307	105	45
Reserve for obsolescence	(50)	(50)	(25)

	$383	$184	$117

4. SHORT-TERM BORROWINGS

Short-term borrowings consist of the following (in thousands):

	June 30,	September 30,	December 31,
	2004	2003	2002
	Unaudited
Loan payable	—	$400	$400
Line of credit	—	—	40

	—	$400	$440

     The loan payable represented a loan obtained by a stockholder and director on behalf of the Company that the Company used for working capital purposes. The Company was a guarantor of the loan and the Company made interest payments directly to the bank. The credit facility originally had a principal amount of $500,000 and an interest rate of 7.5% from October 2001 (the origination date) through October 2002. The loan was renewed in October 2002 at an interest rate of 6.25% through October 2003. The loan was renewed again in October 2003 at a reduced principal amount of $400,000 and an interest rate of 5.5% through October 2004. A UCC-1 filing on business assets of the Company was filed as collateral. The loan was repaid and closed during the unaudited nine-month period ended June 30, 2004, and the lien on all of the Company’s assets was released (see Note 14, Unaudited Subsequent Events).

     The line of credit represents a credit agreement with a financial institution that, as of December 31, 2002, allowed the Company to borrow up to $40,000 at an interest rate of 6.5%. The line was renewed in September 2002 and was repaid and closed in January 2003.

5. NOTES PAYABLE

Notes payable consist of (in thousands):

	Nine-months ended
	June 30,
	2004	Nine-months ended September 30,	Year ended December 31,
	Unaudited	2003	2002
Unsecured demand notes payable to officers, directors and/or stockholders of the Company, interest at 10% per year, paid during the nine month period ended June 30, 2004	—	$184	$1,087
Unsecured demand notes payable, interest at 6% per year, due and paid off July 2004	$132	132	648
Convertible note payable, secured by substantially all of the Company’s assets, interest at 6% per year, due on demand or in the event of a private placement, convertible at the Company’s option at $0.50 per share, converted to common stock in March 2004	—	250	—
Unsecured demand note payable to officer, director and stockholder of the Company, interest at 8% per year, converted to common stock in July 2003	—	—	40
Demand note payable to director, stockholder and general partner of Lightrays, Ltd. (see Note 6, Accrued Royalties), secured by certain inventory, interest at 8% per year, converted to common stock in July 2003	—	—	50
Unsecured demand note payable, interest at 5% per month, paid off in July 2003	—	—	50
Unsecured demand notes payable to officer, director and stockholder of the Company, interest at 2% per month, $100,000 converted to common stock and the remainder paid off in July 2003	—	—	136
Notes payable, secured by substantially all of the Company’s assets, interest at 6% per year, interest payable in cash or the Company’s common stock at $0.75 per share at the option of the Company, converted to common stock in July 2003	—	—	450
Less current portion	(132)	(566)	(433)

	—	—	$2,028

     During the unaudited nine months ended June 30, 2004, an unsecured demand note payable totaling $184,000 was paid. Additionally, a convertible note payable was converted into 533,726 shares of common stock. The origination date of the note was February 14, 2003. At that time, prior to the reorganization, Xenonics was a private company and was not traded on the pink sheets. The conversion price of $0.50 per share was indicative of the deemed fair value of Xenonics’ common stock at that time. (See Note 14, Unaudited Subsequent Events).

     In July 2003, notes payable and accrued interest totaling $2,028,000 and $422,000, respectively, were converted to Xenonics’ common stock in conjunction with the reorganization. (See Note 1, Operations and Organizational Matters).

     In July 2003, the Company received $75,000 in the form of an unsecured promissory note with interest at 7% as a bridge loan related to the Company’s reorganization. The Company issued 10,000 shares of common stock in conjunction with the note. The note, plus accrued interest, was paid in July 2003 upon the closing of the reorganization.

     In March and April 2003, the Company received bridge loans totaling $250,000 related to the Company’s reorganization with interest at 7%. The notes were secured by 1,000,000 shares of the Company’s common stock. In addition, the note holders also received a total of 72,000 shares of stock in Holdings, which represented 14,400 shares of stock for every $50,000 of loans made. These bridge loans, plus accrued interest, were paid in cash in July 2003 upon the closing of the reorganization. In July 2003, the Company converted $42,000 of accrued interest to notes payable.

6. ACCRUED ROYALTIES

     In March 1997, the Company entered into a license agreement with Lightrays, Ltd. (Lightrays) pursuant to which the Company received an exclusive license to a patent and to certain related intellectual property. In consideration for the license, the Company issued 100,000 shares of common stock to Lightrays and agreed to pay Lightrays up to $3,967,000, which would be paid based on future gross profits and sales. At the time of the original agreement, management believed that the Lightrays technology would be the base technology of the Company’s product for the future.

     Subsequent to the agreement, the Company initiated a lawsuit against Herbert Parker who had been working as a consultant for the Company. The lawsuit against Mr. Parker was for fraud, breach of contract, conversion and misappropriation of trade secrets. Lightrays was named in the suit because at the time Mr. Parker was the general partner.

     In April 1998, the Company and Lightrays amended the license agreement whereby the Company agreed to pay Lightrays $400,000 and issued an additional 150,000 shares of common stock. At this point in time, management still believed that the Lightrays technology would be the base technology of the Company’s product for the future. In connection with the amendment, the Company dismissed Lightrays from the lawsuit. The $400,000 liability is to be paid at the rate of 50% of the Company’s after-tax income until the aggregate amount of such payments equals $400,000. The full amount of the liability was accrued at December 31, 2001 and classified as current with the expectation that the Company would reach the required profit levels in the following year and payment would be required. Based on the expectation of profitability in each subsequent year, the accrued amount has remained classified as a current liability.

     In 1998, the Company received, and currently still owns, a 10% interest in Lightrays. Management believes that the Company’s interest in Lightrays has no value and, as such, no asset has been recorded.

     Robert Buie, the current general partner of Lightrays, became a member of the Board as stipulated in the amended agreement in April 1998. He is also a shareholder.

     In August 2004, Lightrays and the Company came to an agreement in principal where the $400,000 liability will be satisfied with 97,000 shares of common stock, Xenonics’ 10% ownership in Lightrays will be returned and the patent will be assigned to Xenonics Holdings, Inc. The transaction contemplated by the agreement in principal still has to be completed and incorporated into a definitive agreement. The Company has not used, and is not currently using, the patented technology licensed from Lightrays. Mr. Buie will remain a director of Xenonics Holdings, Inc. (See Note 12, Related Party Transactions).

7. SHAREHOLDERS’ EQUITY

     The Company has two classes of stock as described below. There is no cumulative voting by shareholders and no preemptive rights. Each shareholder is entitled to have one vote for each share of stock held.

     Preferred Stock - The Company is authorized to issue up to 5,000,000 shares of preferred stock with a par value of $0.001.

     During 2000, Xenonics sold 138,889 shares of Series A preferred stock to an investor for $250,000 in cash. In connection with the reorganization (Note 1, Operations and Other Organizational Matters), the Series A preferred stock was converted into Xenonics’ common stock and then exchanged for common stock of Holdings.

     Common Stock - The Company is currently authorized to issue up to 20,000,000 shares of common stock with a par value of $0.001. As of June 30, 2004, the Company had 14,161,878 shares of common stock issued and outstanding.

     During the year ended December 31, 2002, Xenonics sold 504,334 shares of common stock for total consideration of $378,000.

     In July 2003, Xenonics issued 361,484 shares of common stock at $0.75 per share to certain employees, stockholders, directors, and consultants. In addition, accrued interest of $12,000 was converted to Xenonics’ common stock at $0.75 per share in March 2003.

     In July 2003, notes payable and accrued interest totaling $2,028,000 and $422,000, respectively, were converted to Xenonics common stock at $0.75 per share in anticipation of the reorganization (See Note 1, Operations and Other Organizational Matters).

     In connection with the reorganization (Note 1, Operations and Other Organizational Matters), Holdings issued 8,750,000 shares of common stock for 100% of Xenonics. Holdings also issued 1,459,652 shares of common stock, in private placement for gross proceeds of $1,277,000, less issue costs of $123,000. In addition, 82,000 shares of common stock were issued to the bridge investors of Xenonics and Holding’s historical stockholder maintained 2,500,000 shares.

     During the nine-months ended June 30, 2004, common stock shares outstanding increased by 1,370,226 as follows:

     In December 2003, options for 10,000 shares were exercised at $0.25 per share.

     In March of 2004, the Company issued a private placement of 600,000 shares of stock at $2.50 per share. The Company converted a $250,000 notes payable and associated accrued interest of $17,000 into 533,726 shares of common stock. The note and interest were converted at $0.50 per share in accordance with the note agreement (see Note 14, Unaudited Subsequent Events). Lastly, 20,000 shares of stock were issued at $2.50 per share as compensation to Bryant Park Capital, Inc. as a retainer for services related to the raising of capital (see Note 12, Related Party Transactions).

     In April 2004, the Company sold an aggregate of 200,000 shares of common stock and 50,000 warrants for $850,000 (see Note 14, Unaudited Subsequent Events). Also, in April 2004, 6,500 warrants were converted to common stock at $0.825 per share (see Note 14, Unaudited Subsequent Events).

8. INCOME TAXES

The provision for income taxes is summarized below (in thousands) :

	Nine-month period ended
	June 30,		Nine-month period ended	Year ended
	2004	2003	September 30,	December 31,
	Unaudited	Unaudited	2003	2002
Current provision:
State	$196	$1	$1	$1
Federal	—	—	—	—

	$196	$1	$1	$1

Deferred tax items are as follows (in thousands):

	June 30,	June 30,
	2004	2003	September 30,	December 31,
	Unaudited	Unaudited	2003	2002
Accrued interest	$—	$240	$37	$240
Accrued consulting	—	—	—	58
Accrued royalties	159	159	159	159
Stock compensation expense	181	204	204	81
State taxes	64	—	—	—
Other	39	23	23	15
Net operating loss carryforwards	1,613	2,106	2,460	1,707

	2,056	2,734	2,883	2,260
Valuation allowance	(2,056)	(2,734)	(2,883)	(2,260)

Total	$—	$—	$—	$—

     As of June 30, 2004 (unaudited), the Company had federal and state net operating loss carryforwards (NOLs) of $4,046,000 and $2,450,000, respectively, which begin to expire in 2012 for federal tax purposes and 2004 for state purposes.

     The valuation allowance decreased by $828,000 for the nine-month period ended June 30, 2004 (unaudited) and increased by $473,000, $623,000 and $440,000 during the periods ended June 30, 2003 (unaudited), September 30, 2003 and December 31, 2002, respectively.

     The reconciliation of the federal statutory income tax rate to the effective tax rate is as follows:

	Nine-month
	Period ended
	June 30,		Nine-month period ended	Year ended
	2004	2003	September 30,	December 31,
	Unaudited	Unaudited	2003	2002
Federal statutory rate	34.0%	34.0%	34.0%	34.0%
State income taxes, net of federal income tax benefit	5.8%	5.8%	5.8%	5.8%
Permanent differences	0.3%	(0.1%)	(6.7%)	(0.2%)
Change in valuation allowance	0.8%	(38.5%)	(31.7%)	(36.8%)
Utilization of NOLs	(35.3%)	—	—	—
Other	2.5%	(1.3%)	(1.5%)	(2.9%)

	8.1%	(0.1%)	(0.1%)	(0.1%)

9. SIGNIFICANT CONTRACTS

     Unaudited

     In March 2004, a purchase order in the amount of $427,000 was received from the 25th Infantry Division. Revenue recognized on this contract during the nine month period ended June 30, 2004 was $425,000 and there were no accounts receivable at June 30, 2004 related to this order.

     In February 2004, the 1st Cavalry Division, Fort Hood, Texas provided the Company with a purchase order of $900,000. Revenue recognized on this contract during the nine month period ended June 30, 2004 was $897,000 and there were no accounts receivable at June 30, 2004 related to this order.

     The Company received a $3.4 million purchase order from the US Army, 18th Airborne Corps in January 2004. During the nine month period ended June 30, 2004, the Company recognized $2,631,000 of revenue from this order. Accounts receivable related to this contract was $1,265,000 at June 30, 2004.

     In December 2003, the Company received a purchase order in the amount of $1.9 million from the 1st Infantry Division, US Army Europe. During the nine month period ended June 30, 2004, the Company recognized $1.9 million of revenue. There were no accounts receivable at June 30, 2004 related to this order

     In December 2003, the Company received an $890,000 purchase order from the 4th Infantry Division, Fort Hood, Texas to support their efforts in Operation Iraqi Freedom. Recognized revenue related to this contract during the nine month period ended June 30, 2004 was $932,000. There were no accounts receivable at June 30, 2004 related to this order In November 2003, the 173rd Airborne Brigade stationed in Iraq issued a purchase order for $382,000 for NightHunter Searchlights. Recognized revenue related to this contract in the nine month period ended June 30, 2004 was $382,000. There were no accounts receivable at June 30, 2004 related to this order.

     Audited

     In September of 2003, the Company received purchase orders from the US Border Patrol for NightHunter and NightHunterII searchlights. The total value of these purchase orders is approximately $520,000. Recognized revenue related to this order totaled $475,000 in the nine month period ended June 30, 2004. There were no accounts receivable at June 30, 2004 related to this contract.

     In March of 2003, the US Army Communications — Electronics Command (CECOM), Fort Monmouth, NJ announced the award of a $2.98 million firm fixed price contract to the Company. In the nine month period ending June 30, 2004, revenue was $1,802,000. There were no accounts receivable at June 30, 2004 related to this contract. In addition, $1.1 million of revenue was recognized in the nine-month period ending September 30, 2003.

10. NET INCOME PER SHARE

The following table sets forth the computation of basic and diluted income (loss) per share.

	Nine-months
	Ended
	June 30,		Nine-months Ended	Year Ended
	2004	2003	September 30,	December 31,
$ in thousands, except per share amounts	Unaudited	Unaudited	2003	2002
Numerator:
Net income (loss)	$2,204	$(1,228)	$(1,963)	$(1,196)
Numerator for basic earnings (loss) per share — income (loss) available to common stockholders	$2,204	$(1,228)	$(1,963)	$(1,196)
Denominator:
Denominator for basic earnings (loss) per share - weighted average shares outstanding	13,631	12,792	12,792	12,686
Effect of dilutive securities: Stock option plans and warrants	2,640	—	—	—
Denominator for diluted earnings (loss) per share - adjusted weighted average shares and assumed conversions	16,271	12,792	12,792	12,686

Basic earnings (loss) per share	$0.16	$(0.10)	$(0.15)	$(0.09)

Diluted earnings (loss) per share	$0.14	$(0.10)	$(0.15)	$(0.09)

     At September 30, 2003 and December 31, 2002, options to purchase 1,250,000 and 750,000 shares respectively, of the Company’s common stock, at prices ranging from $0.250 to $0.875 per share, were not included in the computation of diluted EPS because their effect was anti-dilutive. The options expire on various future dates through July 2013.

     Additionally, at September 30, 2003 and December 31, 2002, warrants to purchase 2,459,000 and 2,170,000 shares respectively, of Company common stock, at prices ranging from $0.600 to $0.825 per share, were not included in the computation of diluted EPS because their effect was anti-dilutive. The warrants expire on various future dates through July 2008.

     One individual did not convert warrants from Xenonics, Inc. into Xenonics Holdings, Inc. There are 135,000 Xenonics, Inc. warrants outstanding.

11. COMMITMENTS AND CONTINGENCIES

     Leases - The Company leases its facility under a noncancelable operating lease through October 2004. The agreement requires that the Company pay a pro-rata share of all operating expenses including, but not limited to, real estate taxes, common area maintenance and utilities. This agreement is not subject to any renewal terms, however the Company recently negotiated an extension through October 31, 2008. The Company also leases office equipment under noncancelable operating leases. Rent payments under these leases totaled $106,000, $100,000 and $139,000 for nine-month period ended June 30, 2004, the nine-month period ended September 30, 2003 and full year ended December 31, 2002, respectively.

Minimum future obligations for these leases total $37,000 through the remainder of the year ending September 30, 2004 and $135,000, $138,000, $139,000 and $153,000 for the years ending September 30, 2005, 2006, 2007 and 2008, respectively.

     Purchase Agreement with PerkinElmer, Inc. — In January 2003, the Company entered into a three-year exclusive manufacturing agreement with PerkinElmer, Inc. (PE) for the manufacture of one of its major products. PE has agreed to manufacture the ordered product in accordance with the Company’s specifications and under quality control and workmanship standards as set out in the agreement.

     Consulting Agreement - In November 2002, the Company entered in a one-year agreement with Colex and Associates, Inc. to provide various consulting services. The contract was extended for an additional year in November 2003. The agreement requires the Company to pay a monthly fee of $16,250. In July 2002, 100,000 stock warrants with an exercise price of $0.825 were issued to a principal of the consulting firm.

     Employment Agreements — In July 2003, two of the Company’s officers, who are also stockholders and directors in the Company, entered into employment agreements retroactive to January 1, 2003. The Company compensated its Chief Executive Officer, who is also the Chairman of the Board and a stockholder, noteholder and director, as a consultant.

     One agreement is for the two years ended December 31, 2004, while the other was for the twelve months ended December 31, 2003. Both agreements provide for base compensation of $180,000 per year and are automatically renewed annually with increases tied to CPI. In addition, should one of the officers be terminated other than for cause, both agreements include severance packages that require the Company to pay any remaining compensation through the term of the agreement and provide for liquidating damages of an additional amount equal to the remaining compensation through the term of the agreement.

     Litigation - The Company is involved in legal actions arising in the normal course of business. After taking into consideration legal counsel’s evaluation of such actions, management is of the opinion that their outcome will not have a significant effect on the Company’s financial position or results of operations.

     A vendor filed a complaint against the Company on December 31, 2003 in the amount of $201,000. The complaint amount includes $20,000 of accounts payable which is not disputed and has been included in accounts payable since early 2002 when the invoices were received and recorded. The Company believes the balance of the complaint to be invalid and is currently in settlement negotiations.

     On July 2, 2004, we filed a complaint for cancellation of a stock certificate and rescission of a contract against Gregory Jigamian and Viking Engineering Industries, Inc. in the Superior Court of California, County of San Diego. Mr. Jigamian is a former officer, director, and consultant of Xenonics, Inc. The suit arises out of Mr. Jigamian’s failure to perform his obligations under a written contract to provide lighting equipment valued at $250,000 to our subsidiary, Xenonics, Inc., in exchange for which he received a certificate representing 250,000 shares of Xenonics, Inc.’s common stock (which was later converted to a certificate representing our common stock). Despite providing us with assurances that he would deliver the equipment, which was purportedly owned by his company, Viking Engineering Industries, Inc., Mr. Jigamian never delivered the equipment. We allege that the stock certificate is void or voidable because Mr. Jigamian never provided Xenonics, Inc. with the equipment that was to serve as consideration for the shares. In our complaint, we requested that (i) 250,000 of the shares represented by Mr. Jigamian’s stock certificate be declared void or (ii) Mr. Jigamian and Viking Engineering Industries, Inc. be ordered to pay us $1,250,000, or the current value of 250,000 shares of our common stock plus interest at the rate of 10% per year. We have also asked the court to award us costs of the lawsuit. The foregoing 250,000 shares are listed in this prospectus as outstanding shares for all purposes, including the financial statements.

     On August 11, 2004, Mr. Jigamian and Viking Engineering Industries, Inc. filed an answer to our complaint, in which they denied our allegations, and asserted a number of affirmative defenses. On the same day, Mr. Jigamian also filed a cross complaint against us and our subsidiary, Xenonics, Inc. In the cross complaint, Mr. Jigamian asks the court to (i) rescind the assignment of the NightHunter II patent application that he assigned to us in November 2003, (ii) declare that he is the sole owner of the NightHunter II patent application and that he is the inventor of an unrelated xenon illumination and television camera system, (iii) enjoin us from further exploitation of the NightHunter II and the xenon illumination and television camera system, and (iv) account for all profits that we have earned on the NightHunter II from November 25, 2003. Mr. Jigamian alleges that he is entitled to the foregoing remedies because we purportedly have not provided him with the agreed upon consideration for his assignment of the NightHunter II patent application, and that we have not recognized him as the inventor of the xenon illumination and television camera system. We believe these claims are without merit. We plan to vigorously oppose Mr. Jigamian’s claims and continue to prosecute our claims against him and Viking Engineering Industries, Inc.

12. RELATED PARTY TRANSACTIONS

     The Company had short-term borrowings guaranteed by a director and shareholder. (See Note 4, Short Term Borrowings). The Company also has notes payable outstanding to directors and stockholders. (See Note 5, Notes Payable.) In addition, the Company has accrued royalties as a result of an agreement with Lightrays. In August 2004, Lightrays and the Company came to an agreement in principal regarding the accrued royalties (see Note 6, Accrued Royalties).

     In March 2004, 20,000 shares of stock were issued at $2.50 per share along with $10,000 cash as compensation to Bryant Park Capital, Inc. as a retainer for services related to the raising of capital. In April 2004, Bryant Park Capital, Inc. received $90,000 related to the raising of capital. One of the principals of Bryant Park Capital, Inc. is Joel Magerman, son of Alan Magerman.

     Also, in March 2004, a convertible note totaling $250,000, and accrued interest of $17,000, was converted into 533,726 shares of common stock, in accordance with the terms of the note agreement. The origination date of the note was February 14, 2003. At that time, prior to the reorganization, Xenonics, Inc. was a private company and was not traded on the pink sheets. The conversion price of $0.50 per share was indicative of the deemed fair value of Xenonics’ common stock at that time. The note holder is a shareholder with a beneficial ownership of 8.6%.

13. STOCK OPTIONS AND WARRANTS

     The Company accounts for stock-based instruments using the fair-value method. Compensation cost for stock options, if any, is measured as the excess of the fair market value of the Company’s stock at the date of grant over the exercise price the recipient must pay to acquire the stock. The fair value of warrants is determined based on the fair market value of the warrant at the date of issuance over the conversion price the recipient must pay to acquire the stock. The fair value of stock-based instruments is calculated through the use of an option pricing model even though such models were developed to estimate the fair value of freely tradable, fully transferable options, which differ significantly from the Company’s instruments.

     1998 Stock Option Plan — In December 1998, the Board of Directors (the Board) of Xenonics formed a stock option plan (the 1998 Option Plan). Under the 1998 Option Plan, options to purchase up to 1,500,000 shares of common stock of Xenonics were available for employees, directors, and outside consultants. The 1998 Option Plan was administered by the Board of Xenonics. The options outstanding under the 1998 Option Plan had seven-year terms, were nontransferable and vested one-third upon grant, one-third after one year, and one-third after two years.

     On October 24, 2001, the exercise price of all outstanding Xenonics options was reduced from $1.00 per share to $0.25 per share. As such, Xenonics exchanged all of its outstanding options, which had an exercise price of $1.00 per share, for an equivalent number of new options with an exercise price of $0.25 per share. The difference between the new exercise price of $0.25 and the deemed fair value of Xenonics’ common stock on the date the options were exchanged of $0.50 resulted in a charge of $203,000 that was amortized over the vesting period. As a result, the Company recognized noncash charges of $38,000 and $68,000 in each of the periods ended September 30, 2003 and December 31, 2002, respectively.

     2003 Stock Option Plan - In July 2003, the Board of the Company formed a new stock option plan (2003 Option Plan) in connection with the reorganization (Note 1, Operations and Other Organizational Matters). Under the 2003 Option Plan, options to purchase up to 1,500,000 shares of common stock are available for employees, directors, and outside consultants. The 2003 Option Plan is administered by the Board and effectively replaced the 1998 Option Plan. Each option is exercisable as set forth in the documents evidencing the option, however, no option shall have a term in excess of ten years from the grant date. Options outstanding under the 2003 Option Plan vest under one of the following three scenarios: immediately; one-third upon grant, one-third after one year and one-third after two years; or one-third after one year, one-third after two years and one-third after three years.

     In connection with its reorganization (Note 1, Operations and Other Organizational Matters), the Company issued an equivalent number of options, 750,000, under the 2003 Option Plan for all of the outstanding options under the Xenonics 1998 Option Plan. The replacement options were similar, however, changes in the option price, life and vesting from the original options caused them to be revalued in July 2003. As such, additional compensation of $314,000 was recognized for the re-issuance of such options in the nine-month period ended September 30, 2003. As of June 30, 2004, the unaudited period, there were 640,000 of these options outstanding. The decrease is related to the exercise of 10,000 options and 100,000 options which were forfeited, both in the nine-month period ended June 30, 2004.

     In July 2003, the Company issued 600,000 new stock options under the 2003 Option Plan. The fair value of each option was estimated on the date of issuance using the Black-Scholes option-pricing model, with the following weighted-

average assumptions: dividend yield of 0%; expected volatility of 0%; risk-free interest rate of 2.25%; and expected lives of five years from the date of grant. The Company recorded noncash compensation expense totaling $23,000 during the period ended September 30, 2003. As of June 30, 2004, the unaudited period, there are 450,000 of these options outstanding. The decrease is due to the cancellation of 100,000 options during the nine-month period ended September 30, 2003 and the forfeiture of 50,000 options during the nine-month period ended June 30, 2004. The Company recorded $15,000 during the nine-month period ended June 30, 2004 for noncash compensation expense relating to these options. The remaining compensation charges of $4,000 and $6,000 will be incurred during the remainder of the year ending September 30, 2004 and the year ending 2005, respectively.

     Additionally, 130,000 options were granted during the first nine months of fiscal 2004. Included in this total are 15,000 options to purchase shares of common stock at $5.75 per share to Messrs. Naughton and Rodstein each for director compensation.

     The Company recorded $9,000 during the nine-month period ended June 30, 2004 for the quarterly noncash compensation expense relating to these options. Lastly, options for 10,000 shares were exercised during the nine-month period ended June 30, 2004.

A summary of the Company’s stock option activity and related information is as follows (options in thousands):

		Nine-month		Nine-month
		period ended		period ended		Year ended
		June 30,		September 30,		December 31,
		2004		2003		2002
		Weighted Average		Weighted		Weighted
		Exercise Price		Average		Average
	Options	Unaudited	Options	Exercise Price	Options	Exercise Price
Outstanding-beginning of period	1,250	$0.500	750	$0.250	750	$0.250
Granted	130	$4.246	600	$0.875	—	$0.000
Cancelled	—	—	(100)	$0.875	—	$0.000
Exercised	(10)	$0.250	—	$0.000	—	$0.000
Forfeited	(150)	$0.458	—	$0.000	—	$0.000

Outstanding-end of period	1,220	$0.765	1,250	$0.500	750	$0.250

Exercisable at end of period	813	$0.440	917	$0.364	250	$0.250

Weighted-average fair value of options granted during the period		$4.246		$0.875		$0.000

The following table summarizes information concerning currently outstanding and exercisable stock options as of June 30, 2004 (in thousands):

Options Outstanding				Options Exercisable
at June 30, 2004				at June 30, 2004
		Weighted
		Average	Weighted-		Weighted-
Range of		Remaining	Average	Number	Average
Exercise	Number	Contractual	Exercise	Vested and	Exercise
Prices	Outstanding	Life (Years)	Price	Exercisable	Price
$0.250	640	4.07	$0.250	640	$0.250
$0.875	450	9.08	$0.875	150	$0.875
$2.850	70	4.34	$2.850	23	$2.850
$5.750	30	9.90	$5.750	—	$5.750
$6.000	30	4.44	$6.000	—	$6.000

	1,220	6.09	$0.748	813	$0.440

     Stock Warrants — The Company, from time to time, has issued common stock purchase warrants to employees, directors, stockholders and others. The warrants are nontransferable and are exercisable at any time after the date of issuance and on or before their respective expiration date, which is generally five years.

     In February 2003, 250,000 warrants were issued at $0.60 in consideration for a convertible note payable (Note 5, Notes Payable). No expense was recognized during the period ended September 30, 2003, as the price of the warrants issued was higher than the deemed fair-value of the Company’s stock at the various issue dates.

     In connection with its reorganization (Note 1, Operations and Other Organizational Matters), the Company offered to issue replacement warrants on a one-for-one basis for all of the outstanding warrants of Xenonics. All outstanding warrants, except for 135,000 held by one individual, were exchanged for new, fully-vested 5-year warrants at new conversion prices ranging from $0.60 to $0.825. The Company recognized interest expense of $205,764 in connection with the re-issuance.

     Subsequent to the reorganization, the Company issued 173,965 fully-vested, five-year warrants with a conversion price of $0.875 for services related to the private placement (Note 1, Operations and Other Organizational Matters) and general consulting services. The fair value of each warrant was estimated on the date of issuance using the Black-Scholes option-pricing model, with the following weighted-average assumptions: dividend yield of 0%; expected volatility of 0%; risk-free interest rate of 2.25%; and expected lives of five years from the date of grant.

     In April 2004, 6,500 warrants were converted to common stock at $0.825 per share. Additionally, the Company sold an aggregate of 200,000 shares of common stock and 50,000 warrants for $850,000. The warrants had an exercise price of $8.00.

A summary of the Company’s warrant activity is as follows:

Warrants (in thousands):

		Nine-month
		period ended
		June 30,		Nine-month
		2004		period ended		Year ended
		Weighted		September 30,		December 31,
		Average		2003		2002
		Exercise Price		Weighted Average		Weighted Average
	Warrants	Unaudited	Warrants	Exercise Price	Warrants	Exercise Price
Outstanding-beginning of period	2,459	$0.698	2,170	$0.493	1,310	$0.275
Issued (prior to merger)	—	—	250	$0.600	860	$0.825
Exchanged	—	—	(2,035)	$0.507	—	—
Not exchanged (retained in Xenonics)	—	—	(135)	$0.275	—	—
Re-issued	—	—	2,035	$0.695	—	—
Issued (subsequent to reorganization)	50	$8.000	174	$0.875	—	—
Exercised	(7)	$0.825	—	—	—	—

Outstanding-end of period	2,502	$0.844	2,459	$0.698	2,170	$0.493

The following table summarizes information concerning currently outstanding and exercisable warrants as of June 30, 2004 (in thousands):

Warrants Outstanding and Exercisable
at June 30, 2004
		Weighted
	Number	Average	Weighted-
Range of	Outstanding,	Remaining	Average
Exercise	Vested and	Contractual	Exercise
Prices	Exercisable	Life (Years)	Price
$0.600	1,425	4.04	$0.600
$0.825	853	4.04	$0.825
$0.875	174	4.08	$0.875
$8.000	50	4.82	$8.000

	2,502	4.06	$0.844

All such warrants were vested and exercisable as of June 30, 2004.

14. UNAUDITED SUBSEQUENT EVENTS

     In August 2004, Lightrays and the Company came to an agreement in principal where the $400,000 liability will be satisfied with 97,000 shares of common stock, Xenonics’ 10% ownership in Lightrays will be returned and the patent will be assigned to Xenonics Holdings, Inc. The transaction contemplated by the agreement in principal still has to be completed and incorporated into a definitive agreement. (see Note 6, Accrued Royalties and Note 12, Related Party Transactions).

     In August 2004, the Company granted 25,000 options to purchase shares of common stock at $3.50 to a new employee.

     In July 2004, the Company issued 25,000 warrants to Neil G. Berkman Associates at an exercise price of $5.05 for services rendered.

     Also in July, 5,000 warrants were converted to common stock at $0.60 per share.

     The Company paid the last of its’ outstanding notes payable of $132,000 along with accrued interest of $8,000 in July 2004.

     In May 2004, the Company granted 15,000 options to purchase shares of common stock at $5.75 per share to Messrs. Naughton and Rodstein each for director compensation.

     In April 2004, the Company sold an aggregate of 200,000 shares of common stock and 50,000 warrants for $850,000.

     In April 2004, 6,500 warrants were converted to common stock at $0.825 per share.

     In March 2004, a convertible note totaling $250,000, and accrued interest of $17,000, was converted into 533,726 shares of common stock, in accordance with the terms of the note agreement. The origination date of the note was February 14, 2003. At that time, prior to the reorganization, Xenonics was a private company and was not traded on the pink sheets. The conversion price of $0.50 per share was indicative of the deemed fair value of Xenonics’ common stock at that time. The note holder is a beneficial shareholder.

     In March 2004, 20,000 shares of stock were issued at $2.50 per share as compensation to Bryant Park Capital, Inc. as a retainer for services related to the raising of capital (see Note 12, Related Party Transactions).

     In March 2004, the Company repaid and closed its $400,000 loan payable, thereby releasing the lien on all of the Company’s assets.

     In March 2004, the Company paid the remaining $84,000 due on an unsecured demand note totaling $184,000.

     In March 2004, a purchase order in the amount of $427,000 was received from the 25th Infantry Division.

     In February 2004, the 1st Cavalry Division, Fort Hood, Texas provided the Company with a purchase order of $900,000.

     The Company received a $3.4 million purchase order from the US Army, 18th Airborne Corps in January 2004.

     In December 2003, the Company received a purchase order in the amount of $1.9 million from the 1st Infantry Division, US Army Europe.

     In December 2003, the Company received an $890,000 purchase order from the 4th Infantry Division, Fort Hood, Texas to support their efforts in Operation Iraqi Freedom.

     In November 2003, the 173rd Airborne Brigade stationed in Iraq issued a purchase order for $382,000 for NightHunter Searchlights which were delivered to them in Iraq.

15. AUDITED SUBSEQUENT EVENTS

     In March 2004, the Company issues a private placement of 600,000 shares of stock at $2.50 per share.

     In December 2003, options for 10,000 shares were exercised at $0.25 per share.

     In December 2003, the Company paid $100,000 on an unsecured demand note totaling $184,000.

PART II — INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 24. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Our Articles of Incorporation provide that no officer or director shall be personally liable to this corporation or its stockholders for monetary damages except as provided pursuant to Nevada Revised Statutes. Our bylaws and Articles of Incorporation also provide that we shall indemnify and hold harmless each person who serves at any time as a director or officer of Xenonics Holdings, Inc. from and against any and all claims, judgments and liabilities to which such person shall become subject by reason of the fact that he is or was a director or officer of Xenonics Holdings, Inc., and shall reimburse such person for all legal and other expenses reasonably incurred by him or her in connection with any such claim or liability. We also have the power to defend such person from all suits or claims in accord with the Nevada Revised Statutes. The rights accruing to any person under our bylaws and Articles of Incorporation do not exclude any other right to which any such person may lawfully be entitled, and we may indemnify or reimburse such person in any proper case, even though not specifically provided for by the bylaws and Articles of Incorporation.

     We have entered into indemnification agreements with each of our directors and officers, a form of which is filed as an exhibit to this Registration Statement. We intend to enter into indemnification agreements with any new directors and officers in the future. The indemnification agreements require us to indemnify our directors and officers to the extent permitted by the Nevada Revised Statutes and our bylaws, and to advance their expenses incurred in connection with a proceeding with respect to which they are entitled to indemnification.

     Insofar as indemnification for liabilities for damages arising under the Securities Act of 1933, (the “Securities Act”) may be permitted to our directors, officers, and controlling persons pursuant to the foregoing provision, or otherwise, we have been advised that in the opinion of the Security and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

ITEM 25. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     We estimate that expenses in connection with the distribution described in this registration statement (other than brokerage commissions, discounts or other expenses relating to the sale of the shares by the selling stockholders) will be as set forth below. We will pay all of the expenses with respect to the distribution, and such amounts, with the exception of the Securities and Exchange Commission registration fee, are estimates.

SEC registration fee	$1,820
Accounting fees and expenses	30,000
Legal fees and expenses	60,000
Printing expenses	5,000
Federal Taxes	-0-
State Taxes and Fees	-0-
Transfer Agent Fees	-0-
Miscellaneous	5,000

Total	$101,820

ITEM 26. RECENT SALES OF UNREGISTERED SECURITIES

     During the past three years, we have granted options to purchase shares of common stock from time to time under the Xenonics, Inc. stock option plan, which were granted by Xenonics, Inc. without registration pursuant to the exemption from registration available under Rule 701 under the Securities Act. These options were granted to officers, directors, employees, consultants and advisors. In December 2003, options for the purchase of 10,000 shares previously granted under the Xenonics, Inc. stock option plan pursuant to the exemption available under Rule 701 were exercised by one former employee at $0.25 per share. The option exercise was effected without an underwriter. The exercise prices of such options varied depending on the estimated fair market value of the common stock on the respective grant dates. Pursuant to our reorganization agreement with Xenonics, Inc., we assumed all options that Xenonics, Inc. had granted under its stock option plan prior to the reorganization.

     In March 2002, Xenonics, Inc. issued 504,334 shares of common stock to five investors at $0.75 per share for aggregate proceeds of $378,251. In March 2003, Xenonics, Inc. issued 16,372 shares of common stock to these same five investors in lieu of making interest payments that were owed to the investors. The foregoing five investors were accredited investors, and the offering was effected as a private placement without public solicitation under Section 4(2) of the Securities Act.

     In June 2003, Xenonics, Inc. issued 3,266,596 shares of common stock to 26 note holders upon the conversion by the note holders of promissory notes having an aggregate outstanding balance (principal and accrued interest) of $2,449,694. The effective price of the shares of common stock was $0.75 per. The conversion was effected without any public solicitation or the payment of any commissions and was exempt under Sections 3(a)(9) and 4(2) of the Securities Act.

     In July 2003, Xenonics, Inc. issued 333,333 shares of common stock to one accredited investor upon the investor’s conversion of his preferred stock. The preferred stock had been issued to the investor in June 2000 pursuant in a private sale exempt under Section 4(2) of the Securities Act. The conversion of the preferred stock was exempt under Sections 3(a)(9) and 4(2) of the Securities Act.

     In July 2003, Xenonics, Inc. issued 361,484 shares of common stock to eight employees and two directors as a bonus payment for services previously rendered. The shares issued to the eight employees and two directors were valued at $0.75 per share, or $271,113 in the aggregate. The issuance was made without any public solicitation or advertising and without the payment of any commissions or the use of any underwriters. The shares were issued pursuant to exemptions available under Section 4(2) of the Securities Act because the issuances did not involve any public offerings.

     In connection with our acquisition of Xenonics, Inc., on July 23, 2003, Xenonics Holdings, Inc. issued 8,750,00 shares of our common stock to the 66 former stockholders of Xenonics, Inc. in exchange for all of their shares of Xenonics, Inc. Of the 66 former stockholders, 52 were “accredited investors,” and the remaining stockholders were employees of Xenonics, Inc. Each former stockholder signed an “Investment Letter” in which the stockholder acknowledged that the shares of Digital Home Theater/Xenonics Holdings, Inc. were unregistered shares that were being acquired for investment purposes. Only the 66 former stockholders were solicited and, as a result, there was no general solicitation involved in the offering. The shares were issued pursuant to an exemption available under Section 4(2) of the Securities Act because the issuance did not involve any public offering.

     On July 23, 2003 Xenonics Holdings, Inc. completed a private placement of 1,459,652 shares of its common stock at a price of $0.875 per share, resulting in net offering proceeds of $1,153,920. All investors were “accredited investors,” as that term is defined under Rule 501(a) of the Securities Act, and the shares were issued pursuant to an exemption available under Section 4(2) and Rule 506 of the Securities Act. Xenonics Holdings, Inc. also issued the following warrants, all of which have an exercise price of $1.05 and an expiration date of July 23, 2008, and paid the following commissions, in connection with the private placement: (i) a warrant for the purchase of 6,000 shares of Xenonics Holdings, Inc. common stock, and $6,000 to Westminster Securities Corporation as a commission on the sale of 60,000 shares of common stock; (ii) a warrant for the purchase of 5,000 shares of Xenonics Holdings, Inc. common stock, and $5,000 to Monarch Capital as a commission on the sale of 50,000 shares of common stock; and (iii) warrants for the purchase of 107,965 shares of common stock to Kimball & Cross in consideration for its acting as a participating dealer. The warrants were issued pursuant to exemptions available under Section 4(2) of the Securities Act. Other than the foregoing placement agents, no underwriters were engaged in the private placement.

     On March 1, 2004, Xenonics Holdings, Inc. engaged Bryant Park Capital to assist in the development of a business plan, financial analysis, fund raising activities, and other related services. In lieu of the initial cash engagement fee of $50,000, Xenonics Holdings, Inc. issued Bryant Park Capital 20,000 shares of common stock. The shares were issued without any public solicitation or the payment of any commissions pursuant to an exemption available under Section 4(2) without the use of an underwriter.

     In March 2004, we issued 600,000 shares of our common stock to three accredited investors for $1,500,000, or $2.50 per share. The shares were issued without any public solicitation or the payment of any commissions pursuant to exemptions available under Section 4(2) and Rule 506 of the Securities Act.

     In March 2004, Theodore Aroney converted an outstanding convertible promissory note that was issued to him by Xenonics, Inc. in February, 2003 into 533,726 shares of Xenonics Holdings, Inc. common stock. The convertible note had an outstanding balance of principal and unpaid interest of $266,863 and was convertible at a price of $0.50 per share. Mr. Aroney is an “accredited investor.” The issuance was exempt pursuant to Sections 3(a)(9) and 4(2) of the Securities Act. No commissions were paid, and no underwriter was involved in the conversion.

     In April 2004, one warrantholder exercised an outstanding common stock purchase warrant to purchase 6,500 shares of common stock at an exercise price of $0.875 per shares. No underwriter was involved in the warrant exercise, the issuance was made without any public solicitation or the payment of any commissions, and the transaction was exempt in reliance on an exemption under Sections 3(a)(9) and 4(2) of the Securities Act.

     In April 2004, Xenonics Holdings, Inc. sold 200,000 shares of common stock and warrants to purchase an additional 50,000 shares of common stock for an aggregate purchase price of $850,000. The warrants are exercisable at a price of $8.00 per share and have a term of five years. The foregoing securities were sold to two institutional investors without any public solicitation or the payment of any commissions pursuant to an exemption available under Section 4(2) of the Securities Act. The institutional investors are “accredited investors.” Bryant Park Capital, Inc. acted as placement agent in this transaction and received a commission of $100,000 for its services.

     On July 1, 2004, the Company issued a warrant for the purchase of 25,000 shares of its common stock to Neil G. Berkman Associates. The warrants, having an exercise price equal to the bid price as of the close of trading on July 1, 2004 ($5.05 per share), were issued as partial consideration for the engagement of Neil G. Berkman as the Company’s investor relations firm. The Company did not solicit any other persons/entities in connection with the issuance of this warrant. The Company did not solicit Neil G. Berkman through the use of the prospectus included in this Registration Statement. The Company did not receive any cash consideration for the warrant. The shares underlying the warrant are not being registered in this Registration Statement. The warrant contains the standard restrictive legend that restricts the transfer of the warrant, and the shares underlying the warrant, unless those securities have either been registered or the re-sale is exempt under the applicable securities laws. The shares were issued without any public solicitation or the payment of any commissions pursuant to an exemption available under Section 4(2) without the use of an underwriter.

     Since the acquisition of Xenonics, Inc., Xenonics Holdings, Inc. has issued options to purchase shares of common stock from time to time under 2003 Stock Option Plan. The stock option grants were exempt from registration pursuant to Section 4(2) of the Securities Act, since they were made to a small number of informed executive officers who had access to all information relevant to their investment decisions. In addition, pursuant to the acquisition of Xenonics, Inc., Xenonics Holdings, Inc. assumed all outstanding options under Xenonics, Inc.’s Stock Option Plan (subject to necessary adjustments to reflect the exchange ratio under the merger agreement), which were granted by Xenonics, Inc. without registration pursuant to the exemption from registration available under Rule 701 under the Securities Act. Xenonics Holdings, Inc. may register under the Securities Act the offering of common stock pursuant to all options granted or which may be granted in the future under the 2003 Stock Option Plan (including the Xenonics, Inc. options assumed in the acquisition).

     In July 2004, one warrantholder exercised an outstanding common stock purchase warrant to purchase 5,000 shares of common stock at an exercise price of $0.60 per shares. No underwriter was involved in the warrant exercise, the issuance was made without any public solicitation or the payment of any commissions in reliance on an exemption under Sections 3(a)(9) and 4(2) of the Securities Act.

ITEM 27. EXHIBITS

Exhibit Number	Description
2.1	Agreement and Plan of Reorganization Among Xenonics, Inc. and Digital Home Theater Systems, Inc., dated July 24, 2003.(1)

3.1	Articles of Incorporation of Digital Home Theater Systems, Inc, dated as of October 15, 1997. (1)

3.2	Certificate of Amendment of Articles of Incorporation of Digital Home Theater Systems, Inc., dated as of July 23, 2003. (1)

3.3	Bylaws of Xenonics Holdings, Inc. (formerly known as Digital Home Theater Systems, Inc.).(1)

4.1	Specimen Stock Certificate(1)

4.2	Form of outstanding Warrant Certificate of Xenonics Holdings, Inc. (1)

4.3	Form of Participating Dealer’s Warrant Agreement, entered into by Xenonics Holdings, Inc. and certain participating broker-dealers, on July 23, 2003. (1)

4.4	Form of Warrant to Purchase Common Stock of Xenonics Holdings, Inc., dated April 26, 2004, issued to White Rock Capital Partners, L.P. (1)

4.5	Form of Warrant to Purchase Common Stock of Xenonics Holdings, Inc., dated April 26, 2004, issued to Texrock, Ltd. (1)

Exhibit Number	Description
4.6	Engagement letter, dated March 1, 2004, as amended by letters dated April 12, 2004 and May 18, 2004, between Bryant Park Capital and Xenonics Holdings, Inc. (1)

4.7	Warrant Certificate, dated July 1, 2004, for the purchase of 25,000 shares of Xenonics Holdings, Inc. common stock, issued to Neil G. Berkman Associates (1)

5.1	Opinion of counsel as to legality of securities being registered. (1)

10.1	Form of Indemnification Agreement entered into between Xenonics Holdings, Inc. and its directors and certain officers. (1)

10.2	Form of Stock Purchase Agreement entered into by Xenonics Holdings, Inc. and certain investors in March 2004 in connection with the purchase of common stock (which agreement contains the terms of the registration rights). (1)

10.3	Lease between Xenonics, Inc. and SM/CT Partners, L.P. dated August 16, 2000.(1)

10.4	2003 Stock Option Plan of Xenonics Holdings, Inc.(1)

10.5	Employment Agreement between Xenonics, Inc. and Alan P. Magerman, dated January 1, 2003. (1)

10.6	Employment Agreement between Xenonics, Inc. and Jeffrey Kennedy, dated January 1, 2003. (1)

10.7	PerkinElmer.Manufacturing Terms and Conditions Agreement, dated January 6, 2003, between Xenonics, Inc. and PerkinElmer Electronics, Inc. (2)

10.8	Form of Common Stock And Warrant Purchase Agreement entered into by Xenonics Holdings, Inc. and White Rock Capital Partners, L.P. and Texrock, Ltd. in April 2004 in connection with the purchase of common stock and warrants (which agreement contains the terms of the registration rights). (1)

10.9	Agreement For The License and Transfer of Intellectual Property Rights From Lightrays, Ltd. to Xenonics, Inc., March 27, 1997 (1)

10.10	Amendment to Agreement For The License and Transfer of Intellectual Property Rights. dated April 23, 1998 (1)

10.11	1st Amendment to Lease Agreement, dated July 21, 2004, Bay West Equities Carlsbad Research Center, LLC and the Xenonics, Inc. (1)

21.1	List of subsidiaries of Xenonics Holdings, Inc. (1)

23.1	Consent of Independent Registered Public Accounting Firm

23.2	Consent of Counsel (included in Exhibit 5.1).

24.1	Power of Attorney (1)

(1)    Previously filed as an exhibit to this Registration Statement.

(2)    Confidential treatment requested.

ITEM 28. UNDERTAKINGS

     A. Rule 415 Offering

     We hereby undertake:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

               (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933.

               (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

               (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

Provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the registration statement is on Form S-3 or Form S-8, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Company pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     B. Request for Acceleration of Effective Date

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

     In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form SB-2 and authorized this registration statement to be signed on its behalf by the undersigned, in Carlsbad, California, on September 20, 2004.

Xenonics Holdings, Inc.

By:	/s/ Alan P. Magerman

Alan P. Magerman Chief Executive Officer

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Alan P. Magerman Alan P. Magerman	Chief Executive Officer, and Chairman (Principal Executive Officer)	September 20, 2004
*	Chief Operating Officer and President	September 20, 2004
Jeffrey P. Kennedy

/s/ Donna G. Lee Donna G. Lee	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	September 20, 2004

*	Director	September 20, 2004
Michael L. Magerman

*	Director	September 20, 2004
Robert Buie

*	Director	September 20, 2004
Eli Shapiro

* By:	/s/ Alan P. Magerman

Alan P. Magerman
Attorney-in-fact